UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The completion of the previously announced Seajacks transaction took place 12 August, 2021. The Exhibit attached hereto in this Form 6-K Report is the executed Share Purchase Agreement.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-251301), the Company's registration statement on Form F-3 (File No. 333-221441) and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: August 12, 2021	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

EXECUTION VERSION

DATED                August 2021
MARUBENI OFFSHORE POWER LIMITED
and
INCJ SJ INVESTMENT LIMITED
and
MOL OFFSHORE ENERGY LIMITED
and
MARUBENI CORPORATION
and
INCJ, Ltd.
and
MITSUI O.S.K. LINES, LTD.
and
ENETI (BERMUDA) LIMITED
and
ENETI INC.
and
ATLANTIS INVESTORCO LIMITED
and
ATLANTIS MIDCO LIMITED

SHARE PURCHASE AGREEMENT
relating to the sale and purchase of
shares in Atlantis Investorco Limited

Slaughter and May
One Bunhill Row
London, EC1Y 8YY
(FD/RQD/EXXC)

EXECUTION VERSION

Table of Contents
Page
1.	Interpretation	4
2.	Sale and purchase	21
3.	Conditions	22
4.	Conduct of business before Completion	24
5.	Consideration	25
6.	Warrant	27
7.	Scylla Revenue	28
8.	Locked Box	30
9.	Repayment of Existing Vessel Debt and Management Interests	32
10.	Adjustment to Redeemable Notes Amount – Shareholder Interests	33
11.	Lock-up Period	33
12.	Completion and Post-Completion	34
13.	Sellers' Warranties and covenants	36
14.	Purchaser and Purchaser Parent Warranties	37
15.	Sellers' liability and Purchaser and Purchaser's Parent Liability	38
16.	Purchaser's remedies and Sellers' limitations on liability	38
17.	Sellers' remedies and Purchaser's Parent's limitations on liability	38
18.	NG 2500 Unit Call Option	39
19.	Restrictions on Sellers' activities	39
20.	Intellectual Property and Business Information	40
21.	Inter-group guarantees	41
22.	Books and Records	42
23.	Sellers' guarantees and Purchaser's guarantee	43
24.	INCJ Parent Release	45
25.	Performance Bonds	45
26.	Performance Bonds and Parent Guaranteed Loans Guarantees	45
27.	Effect of Completion	47
28.	Remedies and waivers	47
29.	Assignment	47
30.	Further assurance	48
31.	Entire agreement	48
32.	Notices	48
33.	Announcements	50
34.	Confidentiality	50
35.	Costs and expenses	51
36.	Counterparts	52
37.	Invalidity	52
38.	Contracts (Rights of Third Parties) Act 1999	52
39.	Choice of governing law	52
40.	Arbitration	52
41.	Agent for service	52
42.	Language	53

EXECUTION VERSION

THIS AGREEMENT is made the           day of August 2021
PARTIES:
1.	Marubeni Offshore Power Limited, a private limited company whose registered office is at 95 Gresham Street, London, United Kingdom EC2V 7AB (registered in England No. 07966585) ("Marubeni");
AND
2.	INCJ SJ Investment Limited, a private limited company whose registered office is at 1 Chamberlain Square Cs, Birmingham, United Kingdom, B3 3AX (registered in England No. 07973833) ("INCJ");
AND
3.	MOL Offshore Energy Limited, a private limited company whose registered office is at 3 Thomas More Square, London, United Kingdom, E1W 1WY (registered in England No. 08926325) ("MOL"),
(each, a "Seller" and together, the "Sellers")
AND
4.	Marubeni Corporation, a Japanese corporation whose registered office is at 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan (registered in Japan No. 010001008776);
AND
5.	INCJ, Ltd., a Japanese corporation whose registered office is at 7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan (registered in Japan No. 010001126472);
AND
6.	Mitsui O.S.K. Lines, Ltd., a Japanese corporation whose registered office is at 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan (registered in Japan No. 0104-01-082896),
AND
7.	Eneti (Bermuda) Limited, a company incorporated in Bermuda whose registered office is at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda (registered in Bermuda No. 202100071) (the "Purchaser");
AND
8.
Eneti, Inc., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, 96960 and whose Chief Executive Office is at Le Millenium 9, Boulevard Charles III MC, 98000 Monaco (registered in the Republic of the Marshall Islands Entity No. 60299) (the "Purchaser's Parent");

AND
9.	Atlantis Investorco Limited, whose registered office is at South Denes Business Park, South Beach Parade, Great Yarmouth, Norfolk, NR30 3QR (registered in England No. 07963020) (the "Company");
AND

EXECUTION VERSION

10.	Atlantis Midco Limited, whose registered office is at South Denes Business Park, South Beach Parade, Great Yarmouth, Norfolk, NR30 3QR (registered in England No. 07964404) ("Midco").
BACKGROUND:
(A)	The Sellers have agreed to sell and the Purchaser has agreed to purchase the Shares (as defined in this Agreement) in each case on the terms and subject to the conditions of this Agreement.
(B)	The Purchaser's Parent has agreed to guarantee the obligations of the Purchaser under this Agreement.
(C)	The Sellers’ Parents have agreed to guarantee the obligations of the Sellers under this Agreement.
THE PARTIES AGREE as follows:
1.	INTERPRETATION
1.1	In this Agreement, the Schedules and the Attachments to it:
"1933 Act"	has the meaning given to it in paragraph 6 of Part B of Schedule 3 (Warranties);
"Accounts"
means the audited financial statements of the Company and of each Subsidiary, and the audited consolidated financial statements of those companies, prepared in accordance with UK legislation as in force and applicable to the Company or each Subsidiary, as the case may be, in respect of such accounting reference period, for the accounting reference period ended on the Accounts Date comprising, in each case, the balance sheet, the profit and loss accounts, the notes to the accounts, the directors' and auditors' reports and cashflow statement for each of the three consecutive accounting reference periods the last of which ended on the Accounts Date, copies of which are set out in the Data Room at 2.1;

"Accounts Date"	means 31 March 2020;
"Action"	has the meaning given to it in paragraph 13 of Part B of Schedule 3 (Warranties);
"Additional Consideration Shares"	has the meaning given to it in clause 7.1;
"Agreed Security Documents"
means the Junior Second Priority Security Documents (as defined in the Intercreditor Agreement), in each case securing the obligations of the Purchaser's Parent under the Redeemable Notes and the Eneti PGL Reimbursement and Indemnity;

"Amended and Restated Articles of Incorporation of the Purchaser's Parent"	means the Amended and Restated Articles of Incorporation of the Purchaser's Parent effective as of April 10, 2013, as amended from time to time;

EXECUTION VERSION

"Amended and Restated Bylaws of the Purchaser's Parent"	means the Amended and Restated Bylaws of the Purchaser's Parent as adopted on April 9, 2013;
“Bonus Release Letters”
the release letters in the agreed form (with such modifications as the parties thereto require, as agreed by the Purchaser's Parent, acting reasonably)  to be entered into by those individuals entitled to such payments, Seajacks International Limited and the Purchaser’s Parent in connection with the payment of certain bonuses for FY2019 and FY2020 and bonuses arising as a result of Completion of this Agreement;

"Books and Records"
has its common law meaning and includes, without limitation, all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programmes or other records;

"Bribery Act"	means the UK Bribery Act of 2010;
"Budget"	means the budget of Seajacks International Limited and its Subsidiaries approved by the Seajacks International Board on 24th April 2021, as set out in the Data Room at 2.12.1;
"Business Day"	means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, New York, Tokyo and Bermuda;
"Business Information"
means all information (in whatever form held) including (without limitation) all:

(a)  formulas, designs, specifications, drawings, know-how, manuals and instructions;

(b)  customer lists, sales, marketing and promotional information;

(c)  business plans and forecasts;

(d)  technical or other expertise including source materials relating to software; and

(e)  all accounting and tax records, correspondence, orders and inquiries;

"Business Warranties"	means all Warranties other than the Fundamental Warranties;
"Change of Control Waivers"	means the change of control consents or waivers described in paragraph 2 of Schedule 1 (Conditions to Completion);
"Class A Preferred Shares Statement of Designation"	means the statement of designation of rights, preferences and privileges of the class A convertible perpetual preferred shares in Eneti, Inc. as set out in Schedule 8;
"Code"	means the Internal Revenue Code of 1986, as amended;
"Company Material Contracts"	has the meaning given to it in Schedule 12 (Company Material Contracts);

EXECUTION VERSION

"Completion"	means completion of the sale and purchase of the Shares under this Agreement;
"Completion Date"
means 1 (one) Business Day following the day on which  written notice has been received by the relevant party pursuant to (i) clause 3.2, in respect of a notice from the Sellers to the Purchaser; (ii) clause 3.3, in respect of a notice from the Purchaser to the Sellers; or (iii) clause 3.4 in respect of a waiver from the Purchaser, of the last in time of the conditions listed in Schedule 1 (Conditions to Completion) having been satisfied or waived, as applicable,  or such other date as the Purchaser’s Parent and the Sellers may agree in writing;

"Completion Shareholder Loans Amount"	has the meaning given to it in clause 10.2;
"Confidential Business Information"	means Business Information which is confidential or is not generally known;
"Consideration Common Shares"	means 7,000,000 newly issued Parent Common Shares;
"Consideration Preference Shares"
means 700,000 newly issued convertible preferred shares of the Purchaser's Parent with a par value of US$0.01 per share, having the rights and other terms set forth  in the Class A Preferred Shares Statement of Designation;

"Consideration Shares"	means the Consideration Common Shares, the Consideration Preference Shares and any Parent Common Shares issued pursuant to the Warrant;
"Continuing Parties"	means all parties to this Agreement other than the Incoming Party and the Outgoing Party;
"CTA 2010"	means the Corporation Tax Act 2010;
"Data Room"
means those documents contained on the Project Carbonara datasite (hosted by Intralinks) as at 10.00 a.m. (New York time) (11.00 p.m. (Tokyo time)) on 2 August 2021 and made available to the Purchaser, the contents of which are described in the index appended to the Disclosure Letter and written on a USB to be provided by the Sellers to the Purchaser within 5 Business Days of the date of this Agreement;

"Discharged Rights and Obligations"	has the meaning given to it in clause 12.10;
"Disclosed"	means fairly disclosed with sufficient detail to allow a reasonable buyer or subscriber to determine the nature and scope of the matter disclosed;
"Disclosure Letter"	means the letter of the same date as this Agreement written by the Sellers to the Purchaser for the purposes of sub‑clause 16.1 and delivered to the Purchaser (or the

EXECUTION VERSION

Purchaser's Solicitors on behalf of the Purchaser) before the execution of this Agreement;
"Dispute"	has the meaning given to it in clause 40.1;
"Dispute Notice"	has the meaning given to it in clause 6.5;
"Disputed Item"	has the meaning given to it in clause 6.6;
"Draft PwC Report"	has the meaning given to it in clause 6.2;
“EBT Equity SPA”
means the agreement (in the agreed form with such modifications as the parties thereto require, as agreed by the Purchaser's Parent, acting reasonably) to be entered into between the Company (in its capacity as purchaser), the Management EBT and each of the EBT Holders (in their capacity as holders of the beneficial interest in certain of the shares in Atlantis Equityco Limited) for the acquisition of shares in Atlantis Equityco Limited;

“EBT Holders”	means Kevin Alcock, Emily Youngs, Ian Robertson, Felicity Rowan, Dave Simpson, Justin Davidson, Paul Hammond and Alex Low;
"Effective Date"	means 31 March 2021;
"Effective Date Balance Sheet"	means the balance sheet prepared as at the Effective Date, as set out in the Data Room at Folder 13.4.1;
"Effective Date Shareholder Loans Amount"	has the meaning given to it in sub-clause 10.1;
"EHS Claim"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"EHS Laws"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"EHS Matters"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"EHS Permits"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"Eneti Reimbursement and Indemnity "
means the reimbursement and indemnity undertaking from the Purchaser's Parent to (i) Marubeni Corporation and INCJ, Ltd in relation to the Parent Guaranteed Loans (the "Eneti PGL Reimbursement and Indemnity"); and (ii) Marubeni Corporation, INCJ, Ltd and Mitsui O.S.K. Lines, Ltd. in relation to the Performance Bonds, in each case in accordance with clause 26;

"Environment"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"Environmental Laws"	has the meaning given to it in paragraph 15 of Part B Schedule 3 (Warranties);
"Equity Incentive Plan"	means the Scorpio Bulkers, Inc. 2013 equity incentive plan;

EXECUTION VERSION

"EVD Lenders"	means the syndicate of lenders including (i) ING Bank, (ii) Mizuho, (iii) SMBC, (iv) Swedbank, (v) SMTB, (vi) DBJ and (vii) Shinsei;
"Exchange Act"	has the meaning given to it in paragraph 6 of Part B of Schedule 3 (Warranties);
"Existing Vessel Debt"
means the senior secured loans provided by the EVD Lenders to Seajacks International Limited pursuant to the SJ1-4 term loan and revolving credit facilities of up to US$325,000,000 and the SJ5 term loan facilities of up to US$175,700,000, for an aggregate outstanding amount (at the Effective Date) of US$269,064,638;

"Existing Vessel Debt Repayment Amount"
means all amounts required to satisfy Seajacks International Limited’s obligations under the Existing Vessel Debt in full at Completion, including by way of principal, interest, fees, break costs, early repayment charges and other associated costs and expenses, to the extent applicable;

"Expert"	has the meaning given to it in clause 6.9(b);
"FCPA"	has the meaning given to it in paragraph 12 of Part B of Schedule 3 (Warranties);
"First Priority Security"	means any security granted in favour of the Secured Parties (as defined in the Revolving Facility);
"Fundamental Warranties"	means the Warranties set out in paragraphs 1, 2, 3.1, 3.2, 3.3, 3.4 and 3.6 of Part A of Schedule 3 (Warranties);
"Governmental Entity"	has the meaning given to it in paragraph 5 of Part B of Schedule 3 (Warranties);
"Governmental Licenses"	has the meaning given to it in paragraph 9 of Part B of Schedule 3 (Warranties);
"Group"	means the Company and all its Subsidiaries;
"Group Borrowings"	means US$346,114,000;
“Group Obligor”	has the meaning given to it in clause 3.6(f);
"Hazardous Material"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"INCJ Parent Guarantee"	means the guarantee provided by INCJ, Ltd. in respect of the Parent Guaranteed Loans, as applicable, as set out in the Data Room at Folder 5.2;
"Incoming Party"	means INCJ, Ltd;
"Indemnity Claim"	means a claim under any Sellers' Indemnity;
“Individual Management Equity SPAs”	means the agreements (in the agreed form with such modifications as the parties thereto require, as agreed by the Purchaser's Parent, acting reasonably) to be entered

EXECUTION VERSION

into between the Company (in its capacity as purchaser) and each of Blair Ainslie, Thomas Berg (via Montanus Investments AS), Sebastian Brooke, Kevin Alcock, Emily Youngs, Ian Robertson, Felicity Rowan, Dave Simpson, Justin Davidson, Paul Hammond and Alex Low (each in their capacity as sellers) for the sale of each of their respective shareholdings in Atlantis Equityco Limited;

"Information Technology"	means computer hardware, software and networking / telecommunication systems supporting business operations and data management both ashore and onboard vessels;
"Initial Redeemable Notes Amount"	means US$53,686,000;
"Intellectual Property"
means patents, trade marks, rights in designs, copyrights, database rights (whether or not any of these is registered and including applications for registration of any such thing), domain names and all rights or forms of protection of an equivalent nature or having equivalent effect to any of these which may subsist anywhere in the world;

"Intercreditor Agreement"
means the intercreditor agreement relating to, among other things, the Revolving Facility, Redeemable Notes and the Eneti PGL Reimbursement and Indemnity to be entered into by, among others, the Sellers' Parents, the Purchaser's Parent, Seajacks International Limited,  ING Bank (or another financial institution acceptable to the Purchaser's Parent, acting reasonably), on terms and conditions acceptable to the Purchaser's Parent and the Sellers;

“Junior Security Agent”	means GLAS Trust Corporation Limited;
"KT Outstanding Balance"	means an amount not exceeding GBP£300.00 due in respect of Mr. Keisuke Tsukamoto's personal dispatch agreement;
"Leakage"	has the meaning given to it in clause 8.2;
"Leakage Notice"	means a written notice of the occurrence of Leakage, stating in reasonable detail the nature of the Leakage and the amount claimed;
"Letting Documents"	means the documents referred to in Part B of Attachment 2 (Letting Documents);
"Lock-Up Period"	has the meaning given to it in clause 11.1;
"Long Stop Date"	means 30 August 2021;
"Major Casualty"	means, any casualty to one or more Vessels in respect of which: (a) the aggregate of: (i) the claim or the aggregate of the claims against all insurers, before adjustment for any

EXECUTION VERSION

relevant franchise or deductible; and (ii) any damages or estimated loss of hire arising out of or in connection with such casualty, exceeds US$10 million; and

(b) the portion of that amount that is not recoverable from all insurers exceeds or is likely to exceed US$ 1 million in the reasonable opinion of the Purchaser taking into account the facts and circumstances existing at the time of the casualty;

"Material Adverse Change"
means:

(i)  any event, occurrence or fact occurring or arising after the date of this Agreement that (when assessed together with any positive event, occurrence or fact occurring or arising after the date of this Agreement) causes or would be reasonably likely to cause a material adverse change in the business or financial condition of the Group as a whole respectively, provided that for this purpose none of the following shall be deemed to constitute or shall be taken into account in determining whether a Material Adverse Change shall have occurred: (a) any effect resulting from any action required to be taken pursuant to this Agreement; (b) any change in law or applicable accounting rules (or the interpretation or enforcement thereof); (c) any fact, matter or circumstance Disclosed prior to the date of this Agreement; (d) matters or events affecting companies carrying on a business substantially similar to the business of the Group; (e) any change in general financial, market, economic or political conditions; (f) any change arising in connection with hostilities, act of war, civil unrest, cyber-attack, sabotage or terrorism or military actions or any escalation or worsening thereof; (g) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, other natural disaster, epidemic, plague, pandemic (including COVID-19), other outbreak of illness or public health event and any other force majeure events; (h) any failure to meet any projections, budgets, forecasts, estimates, plans, predictions, performance metrics or operating statistics; or (i) any effect resulting from any action undertaken with the prior written consent of the Purchaser's Parent; or

(ii)  a Total Loss in relation to Zaratan or Scylla; or

(iii)  a Major Casualty;

"Management Accounts"	means the management accounts for the Group for each complete month since the Accounts Date, copies of which are set out in the Data Room at 2.2;

EXECUTION VERSION

“Management EBT”	means Ogier Employee Benefit Trustee Limited in its capacity as trustee of The Atlantis Equityco Limited Employee Benefit Trust;
“Management Equity”
means all of the 5,835,512 A Ordinary Shares of USD 0.001 nominal value each, 23,126,000 B1 Ordinary Shares of USD 0.002, 16,426,200 B2 Ordinary Shares of USD 0.002, 3,800 B3 Ordinary Shares of USD 1.00 each, and 17,178,655 C Ordinary Shares of USD 0.001 each in the capital of Atlantis Equityco Limited held by the Management Equity Holders;

“Management Equity Holders”	means Blair Ainslie, Thomas Berg (via Montanus Investments AS), Sebastian Brooke, Kevin Alcock, Emily Youngs, Ian Robertson, Felicity Rowan, Dave Simpson, Justin Davidson, Paul Hammond and Alex Low;
“Management Equity SPAs”	means (i) the Individual Management Equity SPAs; and (ii) the EBT Equity SPA;
"Management Interests"	means (i) the Management PIK Notes; (ii) the Management Equity; and (iii) the WM Settlement Amount;
"Management Interests Total Repayment Amount"
means the aggregate amount required to (a) pay the consideration for the Management Equity under the Management Equity SPAs; (b) repay the Management PIK Notes Redemption Amount; and (c) pay the WM Settlement Amount;

"Management Loan Amount"	means US$12,000,000;
“Management PIK Note Holders”	means Blair Ainslie, Thomas Berg (via Montanus Investments AS) and Sebastian Brooke;
“Management PIK Note Instrument”	means the PIK note instrument issued by Atlantis Equityco Limited constituting the issue of up to US$9,579,000 PIK Notes dated 3 May 2012, a copy of which is set out in the Data Room at 1.10.3.3;
“Management PIK Notes”
means the 5% fixed rate unsecured PIK Notes issued by Atlantis Equityco Limited to each of the Management PIK Note Holders pursuant to the Management PIK Note Instrument, copies of which are set out in the Data Room at 1.10.3.6;

“Management PIK Notes Redemption Amount”	means the amount required to repay the Management PIK Notes in full at Completion, including all principal and accrued interest at Completion;
“Management PIK Notes Redemption Deed”
means the deed (in the agreed form with such modifications as the parties thereto require, as agreed by the Purchaser's Parent, acting reasonably) to be entered into between Atlantis Equityco Limited and the Management PIK Note Holders for the repayment of the Management PIK Notes;

EXECUTION VERSION

"Marubeni Parent Guarantee"	means the guarantees provided by Marubeni Corporation in respect of the Parent Guaranteed Loans, as applicable, as set out in the Data Room at Folder 5.2;
"Money Laundering Laws"	has the meaning given to it in paragraph 10 of Part B of Schedule 3 (Warranties);
"NG 2500 Unit"	means one of the following three multi-purpose jack-up units: ● Kraken; ● Leviathan; or ● Hydra, details of which can be found in Schedule 9 (Description of the Vessels);
"NYSE"	means the New York Stock Exchange;
"Obligor Reimbursement and Indemnity Letters"
means the reimbursement and indemnity letters from Atlantis Equityco Limited to Marubeni Corporation and INCJ, Ltd. in connection with the Marubeni Parent Guarantee and INCJ Parent Guarantee, as applicable (together, the "Atlantis Equityco Limited Indemnity Letters"), and the reimbursement and indemnity letters from Seajacks International Limited, Seajacks UK Limited, Seajacks Japan LLC and Seajacks 3 Japan LLC in connection with the Performance Bond Guarantees to Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. and each as set out in the Data Room at Folders 5.2.1, 5.2.2 and 5.2.3;

"OECD Convention"	has the meaning given to it in paragraph 12 of Part B of Schedule 3 (Warranties);
"OFAC"	has the meaning given to it in paragraph 11 of Part B of Schedule 3 (Warranties);
"Outgoing Party"	means INCJ;
"Parent Common Shares"	means common shares with a par value of US$0.01 per share in the Purchaser's Parent, having the rights set out in the Amended and Restated Articles of Incorporation of the Purchaser's Parent;
"Parent Guaranteed Loans"
means the unsecured loans granted by Mizuho Bank ("Mizuho") and Sumitomo Mitsui Trust Bank ("SMTB") to Atlantis Equityco Limited ("Equityco"), pursuant to various facility agreements dated 8 October 2015, 9 June 2016 and 14 September 2018 (in each case as amended and restated from time to time) for a total principal amount of US$87,650,000;

"Performance Bond Guarantees"	means the guarantees provided by Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. in respect of the

EXECUTION VERSION

Performance Bonds, as set out in the Data Room at Folder 1.8;
"Performance Bonds"	means the performance bonds set out in Schedule 10 (Performance Bonds);
"Permitted Leakage"	has the meaning given in Schedule 6 (Permitted Leakage);
"Performance Bond Obligations"	has the meaning given in clause 3.12;
"Performance Bond Obligations Postponed Long Stop Date"	has the meaning given in clause 3.12;
"Person"	has the meaning given to it in paragraph 5 of Part B of Schedule 3 (Warranties);
"Post-Closing Common Shares"
means the number of common shares in the Purchaser's Parent to be issued pursuant to the Warrant, in accordance with clause 6 and Schedule 11 (Post-Closing Common Shares Calculation) which, for the avoidance of doubt, may be nil;

"Postponed Long Stop Date"	means the Long Stop Date as postponed in accordance with sub-clause 3.9;
"Proceedings"
means any proceeding, suit or action arising out of or in connection with this Agreement or the negotiation, existence, validity or enforceability of this Agreement, whether contractual or non-contractual;

"Property" or "Properties"	means freehold, leasehold or other immovable property in any part of the world;
"Pro-rata Amount"
means (a) in respect of the Redeemable Notes: the amount notified by the Sellers to the Purchaser in accordance with clause 10; (b) in respect of the Consideration Shares: (i) 50% in respect of Marubeni Corporation, (ii) 45% in respect of  INCJ, Ltd. and (iii) 5% in respect of Mitsui O.S.K. Lines, Ltd.;

"Purchaser's Accountants"	means PricewaterhouseCoopers Audit;
"Purchaser's Group"
means the Purchaser, its subsidiaries and subsidiary undertakings, any holding company of the Purchaser and all other subsidiaries and subsidiary undertakings of any such holding company from time to time (including, following Completion, members of the Group);

"Purchaser's Parent Business Warranties"	means all Purchaser's Parent Warranties other than the Purchaser's Parent Fundamental Warranties;
"Purchaser's Parent Disclosure Letter"
means the letter of the same date as this Agreement written by the Purchaser's Parent to the Sellers for the purposes of sub‑clause 17.1 and delivered to the Sellers (or the Sellers' Solicitors on behalf of the Purchaser's Parent) before the execution of this Agreement;

EXECUTION VERSION

"Purchaser's Parent Fundamental Warranties"	means the Purchaser's Parent Warranties set out in paragraphs 1, 2, 3, 4, 5 and 8 of Part B of Schedule 3 (Warranties);
"Purchaser's Parent Material Adverse Change"
means any event, occurrence or fact occurring or arising after the date of this Agreement that (when assessed together with any positive event, occurrence or fact occurring or arising after the date of this Agreement) causes or would be reasonably likely to cause a material adverse change in the business or financial condition of the Purchaser's Group as a whole respectively, provided that for this purpose none of the following shall be deemed to constitute or shall be taken into account in determining whether a Purchaser's Parent Material Adverse Change shall have occurred: (a) any effect resulting from any action required to be taken pursuant to this Agreement; (b) any change in law or applicable accounting rules (or the interpretation or enforcement thereof); (c) any fact, matter or circumstance Disclosed prior to the date of this Agreement; (d) matters or events affecting companies carrying on a business substantially similar to the business of the Purchaser's Group; (e) any change in general financial, market, economic or political conditions; (f) any change arising in connection with hostilities, act of war, civil unrest, cyber-attack, sabotage or terrorism or military actions or any escalation or worsening thereof; (g) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, other natural disaster, epidemic, plague, pandemic (including COVID-19), other outbreak of illness or public health event and any other force majeure events; (h) any failure to meet any projections, budgets, forecasts, estimates, plans, predictions, performance metrics or operating statistics; or (i) any effect resulting from any action undertaken with the prior written consent of any of the Sellers;

"Purchaser's Parent Warranties"
means the warranties set out in Part B of Schedule 3 (Warranties) given by the Purchaser's Parent and any other warranties made by or on behalf of the Purchaser's Parent in this Agreement and any Transaction Document and "Purchaser's Parent Warranty" shall be construed accordingly;

"Purchaser's Solicitors"	means Slaughter and May of One Bunhill Row, London EC1Y 8YY;
"Redeemable Notes"
means the secured redeemable loan notes 2023 in the agreed form to be issued by the Purchaser's Parent at Completion in accordance with clause 5 with a principal amount equal to the Redeemable Notes Amount, bearing a

EXECUTION VERSION

coupon of (i) 5.5% until and including 31 December 2021; and (ii) 8% from 1 January 2022;
"Redeemable Notes Amount"	means the Initial Redeemable Notes Amount, subject to adjustment in accordance with clause 8.6 and clause 10;
"Registration Rights Agreement"	means the registration rights agreement in the agreed form to be entered by certain of the parties to this Agreement, at or prior to Completion;
"Relevant Property"	means the Property or Properties referred to in Part A of Attachment 2 (Relevant Properties);
"Restricted Business"	means the business of owning or managing and/or operating jack-up vessels engaged in the installation of offshore wind turbines;
"Restricted Territory"	means offshore of the United Kingdom, Europe, Taiwan and the USA;
"Retained Group"
means the Sellers, their subsidiaries and subsidiary undertakings from time to time, any holding company of the Sellers and all other subsidiaries or subsidiary undertakings of any such holding company (except members of the Group);

"Revolving Facility"
means the senior secured revolving facility in an aggregate maximum amount of US$60,000,000 to be entered into by, among others, Seajacks International Limited and ING Bank (or another financial institution acceptable to the Purchaser's Parent, acting reasonably), substantially on the basis of the term sheet dated on or around the date of this Agreement (a copy of which has been provided to the Sellers prior to the date of this Agreement) and which permits the Purchaser's Parent to comply with its obligations under clause 26 of this Agreement and is otherwise on terms reasonably acceptable to the Purchaser's Parent;

"Rules"	has the meaning given to it in clause 40.1;
"Scylla Revenue"	has the meaning given to it in clause 7.1;
"Scylla Revenue Documentation"	has the meaning given to it in clause 7.2;
"SEC"	has the meaning given to it in paragraph 6 of Part B of Schedule 3 (Warranties);
"SEC Reports"	has the meaning given to it in paragraph 6 of Part B of Schedule 3 (Warranties);
"Second Priority Security"
means the second priority mortgage over the Vessels (as defined in the Revolving Facility) and second priority share pledges over the shares in the relevant borrowers and guarantors of the Revolving Facility in favour of the Junior Security Agent;

EXECUTION VERSION

"Secondee Income Tax Adjustment"
means the adjustment of Mr. Tsukamoto's personal income tax for the period ending March 2021 or Mr. Sawada's personal income tax, for the period ending March 2021 and March 2022, which amounts are to be payable between Marubeni Europe and Seajacks International Limited pursuant to their respective personal dispatch agreements.

"Seller's Parent"	means (i) in respect of Marubeni, Marubeni Corporation; (ii) in respect of INCJ, INCJ, Ltd. and (iii) in respect of MOL, Mitsui O.S.K. Lines, Ltd.;
"Sellers' Indemnities"	means any of the indemnities listed at clause 13.8, and a "Sellers' Indemnity" shall mean any one of them;
"Sellers’ Parents"	means each of Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd.;
"Sellers' Solicitors"	means Shearman & Sterling of 9 Appold Street, London, EC2A 2AP;
"Senior Employee"	means has the meaning given to it in paragraph 26.4 of Part A of Schedule 3 (Warranties);
“Senior Executive Officer”	means Emanuele Lauro, Filippo Lauro, Cameron Mackey, Robert Bugbee and Hugh Baker;
"Service Document"	means a claim form, application notice, order, judgment or other document relating to any Proceedings;
"Share Consideration"	has the meaning given to it in clause 5.1;
"Share Purchase Documents"
means this Agreement, the Tax Covenant, the Redeemable Notes, the Warrant, the Registration Rights Agreement, the Shareholders' Agreement, the Disclosure Letter, the Transaction Documents, and any other documents entered into pursuant to any of them (each a "Share Purchase Document");

"Shareholder Loans"	means the shareholder loans provided by the Shareholder Loans Lenders to Midco, pursuant to the Shareholder Loans Agreement;
“Shareholder Loans Agreement”	means the facility agreement dated 2 August 2019 for a principal amount of US$121,000,000, a copy of which is set out in the Data Room at Folder 5.3.1;
"Shareholder Loan Consideration Shares"	means such Consideration Common Shares with an aggregate value (calculated in accordance with Schedule 11) equal to the Shareholder Loan Share Consideration Amount;
"Shareholder Loan Share Consideration Amount"	means an amount equal to the difference between the Redeemable Notes Amount and the Completion Shareholder Loans Amount;
“Shareholder Loans Lenders”	means Marubeni Corporation and INCJ;

EXECUTION VERSION

"Shareholders' Agreement"	means the shareholders' agreement in the agreed form to be entered between each of the Sellers’ Parents, Scorpio Services Holdings Limited and the Purchaser's Parent, at or prior to Completion;
"Shares"	means all the issued shares in the capital of the Company;
"State Aid"
means any aid which could be construed as falling within Article 107(1) of the Treaty on the functioning of the European Union other than:

●  aid which is treated as existing aid pursuant to Article 108(1);

●  aid or any alteration to existing aid falling within Article 107(3) which has been duly notified to and authorised by the European Commission pursuant to Articles 107 and 108(3); or

●  aid, or any alteration to existing aid, falling within Article 107(3) and exempt from the notification requirement of Article 108(3) pursuant to Commission Regulation (EC) No. 651/2014 or any other applicable block exemption;

"Subsidiary"
means at any relevant time any then subsidiary or subsidiary undertaking of the Company, basic information concerning each current subsidiary of the Company being set out in Part B of Attachment 1 (Basic information about the Subsidiaries);

"Tax"	has the meaning given to that expression in the Tax Covenant;
"Tax Authority"	has the meaning given to that expression in the Tax Covenant;
"Tax Covenant"	means the tax covenant in the agreed form;
"Tax Liability"	has the meaning given to that term in the Tax Covenant;
"Tax Relief"	has the meaning given to that term in the Tax Covenant;
"Tax Warranties"	means the Warranties set out in paragraph 27 of Schedule 3 (Warranties) and "Tax Warranty" shall be construed accordingly;
"Third Party Claim"	has the meaning given to it in paragraph 7 of Part A of Schedule 4 (Limitations on Liability);
"Total Loss"
means, in relation to a Vessel, any of the following:  actual, constructive, compromised, agreed or arranged total loss of the Vessel;
—  any expropriation, confiscation, requisition or acquisition of the Vessel, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority unless the Vessel is

EXECUTION VERSION

redelivered to the full control of the Registered Vessel Owner and/or the Disponent Vessel Owner on or prior to Completion;

●  any arrest, capture, seizure or detention of the Vessel (including any theft) unless it is redelivered to the full control of the Registered Vessel Owner and/or the Disponent Vessel Owner on or prior to Completion; and
any hijacking of the Vessel unless it is redelivered to the full control of the Registered Vessel Owner and/or the Disponent Vessel Owner on or prior to Completion;

"Total Consideration Share Value"	means US$201,714,000, being the sum of the Share Consideration plus the Shareholder Loan Share Consideration Amount;
"Transaction Documents"	means any agreement that the parties agree in writing should be a "Transaction Document", provided that the Tax Covenant shall not be a Transaction Document;
"Transaction Model"	means the financial model prepared by Pareto Securities AS, on behalf of the Sellers dated 22 June 2021, as set out in the Data Room at 13.3.1;
“U.S. Senior Executive Officer”	means Cameron Mackey, Robert Bugbee and Hugh Baker;
"VAT"
means:

(a)  any value added tax imposed by VATA and legislation and regulations supplemental thereto;

(b)  to the extent not included in paragraph (a) above, any Tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c)  any other Tax of a similar nature to the Taxes referred to in paragraph (a) or paragraph (b) above, whether imposed in a member state of the EU in substitution for, or levied in addition to, the Taxes referred to in paragraph (a) or paragraph (b) above or imposed elsewhere;

"VATA"	means the Value Added Tax Act 1994;
"Vessel"	means any jack-up vessel owned by the Group;
"Warrant"
means the share warrant instrument in the agreed form to be issued by the Purchaser's Parent to each of the Sellers’ Parents at Completion in accordance with clause 5.3(b)), exercisable in accordance with clause 6;

"Warrant Deliverables"	has the meaning given to it in clause 6.3;
"Warranties"	means the warranties set out in Part A of Schedule 3 (Warranties) given by the Sellers and any other warranties

EXECUTION VERSION

made by or on behalf of the Sellers in this Agreement and "Warranty" shall be construed accordingly;
"Waste"	has the meaning given to it in paragraph 25 of Part A of Schedule 3 (Warranties);
"Winding Up Date"	means the date on which INCJ, Ltd is to be wound up, pursuant to the Industrial Competitiveness Enhancement Act, being 31 March 2025; and
“WM Release Letter”
means the release letter in the agreed form to be entered into between Wes McDonald, the Company, Atlantis Equityco Limited and Seajacks International Limited in connection with the payment of the WM Settlement Amount;

“WM Settlement Amount”
means a one-off payment of US$175,000 (plus interest) that is owed to Wes McDonald on Completion pursuant to the terms of a settlement agreement dated 15 December 2016 entered into between, amongst others, Wes McDonald, the Company, Seajacks International Limited and Atlantis Equityco Limited;

"Working Hours"	means 9.00 a.m. to 6.00 p.m. on a Business Day; and
"Zaratan Guarantee"	means the guarantee provided by the Sellers in connection with the import tax imposed on the vessel Seajacks Zaratan.

1.2	In this Agreement, unless otherwise specified:
(a)
references to clauses, sub-clauses, paragraphs, sub-paragraphs, Schedules and Attachments are to clauses, sub-clauses, paragraphs and sub-paragraphs of and Schedules and Attachments to, this Agreement;

(b)
references to any document in the "agreed form" means that document in a form agreed by the parties and initialled for the purposes of identification by the Purchaser's Solicitors on behalf of the Purchaser and the Sellers' Solicitors on behalf of the Seller;

(c)
references to "its Seller" in relation to a Seller's Parent shall be to Marubeni in respect of Marubeni Corporation, INCJ in respect of INCJ, Ltd and MOL in respect of Mitsui O.S.K. Lines, Ltd., and references to "its Seller's Parent" in relation to a Seller shall be Marubeni Corporation in respect of Marubeni, INCJ, Ltd in respect of INCJ and Mitsui O.S.K. Lines, Ltd in respect of MOL;

(d)
references to "its Retained Group" in relation to a Seller shall be (i) in respect of Marubeni, to Marubeni's subsidiaries from time to time, any holding company of Marubeni and all other subsidiaries of such holding company (except members of the Group), (ii) in respect of INCJ, to INCJ's subsidiaries from time to time, any holding company of INCJ and all other subsidiaries of such holding company (except members of the Group), and (iii) in respect of MOL, to MOL's subsidiaries from time to time, any holding company of MOL and all other subsidiaries of such holding company (except members of the Group).

(e)	use of any gender includes the other genders;

EXECUTION VERSION

(f)
a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted and shall include any subordinate legislation made from time to time under that statute or statutory provision;

(g)	references to a "company" shall be construed so as to include any corporation or other body corporate, wherever and however incorporated or established;
(h)
references to a "person" shall be construed so as to include any individual, firm, company, corporation, body corporate, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(i)
the expressions "accounting reference date", "accounting reference period", "allotment", "body corporate", "debentures", "holding company", "paid up", "profit and loss account", "subsidiary", "subsidiary undertaking" and "wholly owned subsidiary" shall have the meaning given in the Companies Act 2006 and the expression "current assets" shall have the meaning given in Schedule 10 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008 No. 410);

(j)
references to "indemnify" and "indemnifying" any person against any circumstance include indemnifying and keeping him harmless on an after-Tax basis from all actions, claims and proceedings from time to time made against that person and all loss or damage and all payments, costs or expenses made or incurred by that person as a consequence of or which would not have arisen but for that circumstance;

(k)	any reference to a "day" (including the phrase "Business Day") shall mean a period of 24 hours running from midnight to midnight;
(l)	references to times are to New York time;
(m)
any indemnity or obligation to pay (the "Payment Obligation") being given or assumed on an "after-Tax basis" or expressed to be "calculated on an after-Tax basis" means that the amount payable pursuant to such Payment Obligation (the "Payment") shall be calculated in such a manner as will ensure that, after taking into account:

(i)	any Tax required to be deducted or withheld from the Payment;
(ii)	the amount and timing of any additional Tax which becomes payable as a result of the Payment's being subject to Tax; and
(iii)	the amount and timing of any Tax benefit which is obtained, to the extent that such Tax benefit is attributable to the matter giving rise to the Payment Obligation, the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the Payment Obligation had not occurred (or, in the case of a Payment Obligation arising by reference to a matter affecting a person other than the recipient of the Payment, the recipient of the Payment and that other person are, taken together, in the same position as that in which they would have been had the matter giving rise to the Payment Obligation not occurred), provided that the amount of the Payment shall not exceed that which it would have been if it had been regarded for all Tax purposes as received solely by the recipient and not any other person;
(n)	references to "costs" and/or "expenses" incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that

EXECUTION VERSION

person or, if relevant, any other member of the VAT group to which that person belongs is entitled to credit as input tax;
(o)	the formulation "to the extent that" shall be read as meaning "if, but only to the extent that";
(p)	a person shall be treated as being connected with another if that person is connected with another within the meaning of sections 1122 and 1123 CTA 2010;
(q)	references to writing shall include any modes of reproducing words in a legible and non-transitory form and whether sent or supplied by electronic mail;
(r)
references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(i)
the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(ii)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;
(s)	all headings and titles are inserted for convenience only and are to be ignored in the interpretation of this Agreement;
(t)
the Schedules and Attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules and Attachments; and

(u)
any reference to a Tax of the United Kingdom (or any part thereof) shall be deemed to include any equivalent Tax of any part of the United Kingdom that is levied pursuant to the devolution of powers relating to Taxation to that part of the United Kingdom, unless the context otherwise requires.

2.	SALE AND PURCHASE
2.1
Each Seller shall sell and the Purchaser shall purchase those Shares set out against its name in Schedule 7 (Ownership of the Shares and Consideration Shares) with full title guarantee and free from all charges and encumbrances and from all other rights exercisable by third parties, together with all rights attached or accruing to them at Completion, including without limitation, the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company on or after Completion.

2.2
Each Seller waives all rights of pre-emption over any of the Shares and any other rights in respect of a transfer of any or all of the Shares conferred upon it by the articles of association of the Company or in any other way, and undertakes to take all reasonable steps necessary to ensure any such rights are waived prior to Completion.

2.3
Pursuant to clause 12.10, Marubeni Corporation and INCJ, Ltd shall assign the Shareholders Loans to the Purchaser at Completion in consideration for the issue of the Redeemable Notes and the Shareholder Loan Consideration Shares.

EXECUTION VERSION

3.	CONDITIONS
3.1	The sale and purchase of the Shares pursuant to this Agreement is in all respects conditional upon those matters listed in Schedule 1 (Conditions to Completion).
3.2
The Sellers will use all reasonable endeavours to fulfil or procure the fulfilment of the condition listed in paragraph 2 of Schedule 1 (Conditions to Completion) as soon as reasonably practicable and in any event before the Long Stop Date and will notify the Purchaser in writing, as soon as reasonably practicable, of the satisfaction of such condition.

3.3
The Purchaser and the Purchaser's Parent will use all reasonable endeavours to fulfil or procure the fulfilment of the conditions listed in paragraph 1 and paragraph 5 of Schedule 1 (Conditions to Completion) as soon as reasonably practicable and in any event before the Long Stop Date and will notify the Sellers in writing, as soon as reasonably practicable, of the satisfaction of such conditions.

3.4
The Sellers may waive in writing in whole or in part the conditions listed in paragraph 1.4 of Schedule 1 (Conditions to Completion).  The Purchaser may waive in writing in whole or in part all or any the condition listed in paragraph 2, paragraph 3 and paragraph 5 of Schedule 1 (Conditions to Completion).

3.5
Each of the Sellers and the Purchaser undertakes to disclose in writing to the others anything which will or could be reasonably expected to prevent any of the conditions set out in Schedule 1 (Conditions to Completion) from being satisfied on or prior to the Long Stop Date (or subsequently) promptly after it comes to their attention.

3.6
The Sellers shall cooperate with the Purchaser and the Purchaser's Parent and provide all reasonable assistance in connection with the Purchaser's obligations under clause 3.3 and the preparation of any documentation, presentations or other information required or reasonably requested in connection with such obligations, including (without limitation) for the purposes of, Seajacks International Limited (and any Group Obligor), entering into the Revolving Facility and ancillary agreements.  Such co-operation and assistance shall include, subject to clause 3.7:

(a)	furnishing available audited annual financial statements and other financial information reasonably required by ING Bank (or any other lending institution);
(b)
assisting the Purchaser's Parent in connection with the preparation of any pro forma financial statements and financial information to the extent necessary or reasonably required by ING Bank (or any other lending institution);

(c)
making available suitably qualified members of the management team of the Group for the purposes of participating in a reasonable number of meetings, due diligence sessions and presentations, arranged at mutually convenient times on reasonable notice, in each case, with ING Bank (or any other lending institution);

(d)
providing the Purchaser's Parent and its advisers with reasonable access, at mutually convenient times on reasonable notice, to relevant members of the accounting staff and accounting advisers of the Group for the purposes of conducting reasonable due diligence and providing due diligence or verification materials and information reasonably required by ING Bank (or any other lending institution);

(e)
reasonable assistance with the preparation and entry into definitive and ancillary documentation, including any consents, waivers, releases and formalities, in connection with the Revolving Facility, the repayment of the Existing Vessel Debt (and any associated release of security) and the Intercreditor Agreement and Agreed Security Documents; and

EXECUTION VERSION

(f)
as soon as reasonably practicable following written request by the Purchaser's Parent, providing documentation as required by ING Bank (or any other lending institution) under applicable "know-your-customer" and anti-money laundering rules and regulations and as reasonably requested by the Purchaser's Parent to permit Seajacks International Limited (and any other member of the Group that is required to provide a guarantee or become an obligor in connection with the performance of Seajacks International Limited's obligations under the Revolving Facility or any ancillary agreement (a "Group Obligor")) to execute or accede to any documents entered into in connection with the Revolving Facility pursuant to clause 12.9, and the Sellers undertake that the information provided to the Purchaser or the Purchaser's Parent for the purposes of this clause 3.6 shall be true, accurate and not misleading and that it shall promptly notify the Purchaser or the Purchaser's Parents in writing upon becoming aware that any information so provided by them has become untrue, inaccurate or misleading.
3.7	Notwithstanding anything to the contrary, the Sellers shall be under no obligation to cooperate with the Purchaser or the Purchaser's Parent and/or provide any information pursuant to clause 3.6:
(a)
to the extent that such obligation would unreasonably and adversely interfere with any of the business, personnel or operations of any member of the Group, the Sellers or any member of the Retained Group or would result in any of the Sellers, members of the Group or members of the Retained Group breaching applicable law or regulation; and/or

(b)	until the recipient of any confidential information requested has entered into a confidentiality agreement satisfactory to the Sellers (acting reasonably).
3.8
The Sellers shall use all reasonable endeavours to procure that the Change of Control Waivers are delivered to the Purchaser as soon as practicable prior to Completion.  The Purchaser shall provide all reasonable assistance to the Sellers to procure that the Change of Control Waivers are so delivered by Completion (provided that this shall not require the Purchaser to incur any cost or offer to pay an amount to the relevant lenders or other relevant party in order to obtain such waivers).  The Purchaser undertakes that any information provided to the Sellers or the Sellers' Parents for this purpose shall be true, accurate and not misleading and that it shall promptly notify the Sellers or the Sellers' Parents in writing upon becoming aware that any information so provided by them has become untrue, inaccurate or misleading.

3.9
Subject to clause 3.12, if any of the conditions set out in Schedule 1 (Conditions to Completion) is not fulfilled or waived by the Purchaser or the Sellers, as applicable, on or before 5.00 p.m. on the Long Stop Date then:

(a)
if it was the obligation of the Sellers to satisfy the relevant condition (or conditions) then the Purchaser may, in its absolute discretion, (but once only), postpone the Long Stop Date by up to ten Business Days; or

(b)
if it was the obligation of the Purchaser to satisfy the relevant condition (or conditions) then the Sellers may, in their absolute discretion, (but once only), postpone the Long Stop Date by up to ten Business Days; or

(c)	if responsibility for satisfaction of the relevant condition or conditions falls either:
(i)	upon each of the Sellers and the Purchaser; or
(ii)	upon neither the Sellers nor the Purchaser,

EXECUTION VERSION

then the Purchaser and the Sellers may postpone the Long Stop Date by agreement between them, (the Long Stop Date, as so postponed, being the "Postponed Long Stop Date").
3.10	If, in the circumstances set out in sub-clause 3.9, either:
(a)	the Long Stop Date is not postponed; or
(b)	any of the relevant condition (or conditions) remains to be fulfilled or waived, by 5.00 p.m. on the applicable Postponed Long Stop Date, subject to sub-clause 3.11, this Agreement shall be capable of termination by either the Purchaser or the Sellers forthwith on written notice to the other provided that the party proposing to terminate has complied with its obligations under this clause 3.
3.11
If this Agreement terminates in accordance with sub-clause 3.10 and without limiting any party's right to any right, power or remedy provided by law or under this Agreement, all obligations of the parties under this Agreement shall end except for those expressly stated to continue without limit in time but (for the avoidance of doubt) all rights and liabilities of the parties which have accrued before termination shall continue to exist.

3.12
If the condition in paragraph 1.1 of Schedule 1 to this Agreement is not satisfied on or before 5.00 p.m. (UK time) on the Long Stop Date, and the reason for such non-satisfaction is because it has not been possible to agree terms of the Revolving Facility with ING Bank (or, if applicable another financial institution) that permit the Purchaser’s Parent to comply with its obligations under clause 26 of this Agreement (the “Performance Bond Obligations”), then the Sellers and the Purchaser’s Parent shall (1) postpone the Long Stop Date by fifteen (15) Business Days, (the Long Stop Date, as so postponed, being the “Performance Bond Obligations Postponed Long Stop Date”); and (2) negotiate, at all times acting reasonably, an alternative solution which enables the Purchaser’s Parent to comply with the Performance Bond Obligations.

3.13
If, in the circumstances set out in clause 3.12, the condition in paragraph 1.1 of Schedule 1 to this Agreement remains to be fulfilled or waived, by 5.00 p.m. (UK time) on the applicable Performance Bond Obligations Postponed Long Stop Date, subject to clause 3.11 above, this Agreement shall be capable of termination by either the Purchaser or the Sellers forthwith on written notice to the other provided that the party proposing to terminate has complied with its obligations under this clause 3.

4.	CONDUCT OF BUSINESS BEFORE COMPLETION
4.1
The Sellers shall procure that, between the date of this Agreement and Completion, each member of the Group shall carry on its business in the ordinary and usual course consistent with past practice in the twelve months preceding the date of this Agreement and, without prejudice to the preceding sentence, the Sellers shall procure that no Group company will undertake any of the acts or matters listed in Schedule 5 (Conduct of Business before Completion) without the prior consent in writing of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), save to the extent such act or matter is expressly permitted by this Agreement (including the payment of amounts to the extent they constitute Permitted Leakage), is a payment that is expressly itemised in the Transaction Model or is consistent on the basis of which the Budget has been prepared, or is required by law or regulation.

4.2
Subject to applicable law and clause 34 (Confidentiality), as from the date of this Agreement, the Purchaser and any persons authorised by it will be given reasonable access, upon reasonable notice and at reasonable times and intervals, to the premises and all the Books and Records and title deeds of the Group and the directors and employees of the Group and each

EXECUTION VERSION

member of the Group will be instructed to give as soon as reasonably practicable all information and explanations to the Purchaser or any such persons as they may reasonably request.
4.3
The Purchaser's Parent shall procure that, between the date of this Agreement and Completion, neither the Purchaser's Parent nor any of its subsidiaries shall do any of the following without the prior written consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed):

(a)
issue or authorise the issuance of any securities of Purchaser's Parent or any of its subsidiaries, other than (i) issuances of Parent Common Shares reserved for issuance as of the date of this Agreement in connection with the Equity Incentive Plan, or (ii) the issuance of securities of a subsidiary in connection with the formation of a subsidiary that is wholly-owned by Purchaser's Parent or its other subsidiaries;

(b)	amend the Amended and Restated Articles of Incorporation of Purchaser's Parent or the Amended and Restated Bylaws of the Purchaser's Parent;
(c)
declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any securities of the Purchaser's Parent or any of its subsidiaries, other than (i) from a wholly-owned subsidiary to its parent; or (ii) any dividend or distribution which is declared between the date of this Agreement and Completion but which has a record date falling after Completion; or

(d)
split, combine or reclassify any securities of the Purchaser's Parent or any of its subsidiaries, or purchase, redeem or otherwise acquire any securities of the Purchaser's Parent or any of its subsidiaries (other than pursuant to the share repurchase program authorised by the board of directors of the Purchaser's Parent prior to the date of this Agreement).

5.	CONSIDERATION
5.1	The total consideration for the sale of the Shares shall be an amount equal to:
(a)	US$613,514,000;
(b)	less the Group Borrowings;
(c)	less the Management Loan Amount;
(d)	less the Effective Date Shareholder Loans Amount,
(e)	less Leakage,
(such amount being the "Share Consideration").
5.2	The Share Consideration shall be satisfied in accordance with clause5.4, clause 7 (Scylla Revenue), clause 12 (Completion) and Schedule 2 (Completion arrangements).
5.3	The total consideration for the assignment of the Shareholder Loans by Marubeni and INCJ to the Purchaser in accordance with clause 12.10 shall be the Completion Shareholder Loans Amount settled by:
(a)
the issuance of the Redeemable Notes by the Purchaser's Parent to Marubeni (or such other person as it may direct in writing to the Purchaser's Parent) and INCJ (or such other person as it may direct in writing to the Purchaser's Parent) in accordance with paragraph 3.2 of Schedule 2 , and with an aggregate value equal to the Redeemable Notes Amount;

EXECUTION VERSION

(b)	plus the issuance by the Purchaser's Parent to the Sellers of their Pro-Rata Amount of Shareholder Loan Consideration Shares.
5.4	The Share Consideration and the Shareholder Loan Share Consideration Amount shall be satisfied by the issue by the Purchaser's Parent to each of the Sellers at Completion of:
(a)
the number of Consideration Common Shares and Consideration Preference Shares set out opposite such Seller's name in Schedule 7 (Ownership of the Shares and Consideration Shares) less those issued to them pursuant to clause 5.3(b), above; and

(b)	the Warrant.
5.5
The Purchaser's Parent shall issue the Consideration Common Shares, each credited as fully paid, with the same rights and ranking pari passu in all respects with the issued and outstanding fully paid Parent Common Shares.

5.6
The Purchaser's Parent shall issue the Consideration Preference Shares, each credited as fully paid and with the rights and other terms set forth in the Class A Preferred Shares Statement of Designation.

5.7
The Purchaser's Parent shall issue the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Shareholder Loan Consideration Shares and the Additional Consideration Shares free from any pre-emptive right, option, right to acquire, mortgage charge, pledge, lien or other form of security or encumbrance or equity on, over, or affecting them or other third party rights or claims of any nature whatsoever.

5.8
The Purchaser Parent shall procure that any rights of pre-emption or other restrictions on the issue of any of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares conferred on any person by the Amended and Restated Articles of Incorporation of the Purchaser's Parent, the Marshall Islands Business Corporations Act or otherwise are waived by such person no later than Completion and at the Purchaser's Parent's own cost and expense.

5.9
Marubeni shall use reasonable endeavours to convert the Consideration Preference Shares into Parent Common Shares as soon as reasonably practicable following Completion, provided that Marubeni shall not effect a conversion if such a conversion is reasonably likely to result in Marubeni becoming the owner of 20 per cent. or more of the Parent Common Shares then issued and outstanding (the “20% Threshold”) (giving effect to the potential subsequent exercise and receipt by Marubeni of Post-Closing Common Shares pursuant to the Warrant and/or the potential subsequent receipt of any Additional Consideration Shares and after taking into account of any Parent Common Shares that the Purchaser's Parent has repurchased under any approved share repurchase plan following Completion).

5.10
The Purchaser's Parent agrees that it will not repurchase any Parent Common Shares if, so far as the Purchasers’ Parent can determine in accordance with this clause 5.10, such repurchase would result in Marubeni crossing the 20% Threshold. For the purposes of determining the number of Parent Common Shares that Marubeni holds at any point in time, the Purchasers’ Parent may request that Marubeni confirms in writing the number of Parent Common Shares that they hold on any given New York day and, where a written response is not received within one business day from Marubeni, the Purchasers’ Parent shall be entitled to rely on Marubeni’s latest Schedule 13D filed with the SEC for the purposes of determining the number of Parent Common Shares held by Marubeni and its affiliates.  For the purposes of determining the number of Parent Common Shares issued and outstanding at any point in time, upon the request of Marubeni, the Purchasers’ Parent shall within one business day confirm in writing to Marubeni the number of Parent Common Shares then issued and outstanding.

EXECUTION VERSION

5.11
Any payment made by the Purchaser or the Purchaser's Parent to the Sellers or the Sellers’ Parents (or vice versa) under this Agreement, other than the consideration of the assignment of the Shareholder Loans in accordance clause 12.10, shall (so far as possible) be treated as an adjustment to the consideration for the Shares to the extent of the payment.

6.	WARRANT
6.1
The Warrant shall entitle the Sellers’ Parents to subscribe, on the terms set out in the Warrant, for the number of Post-Closing Common Shares in the Purchaser's Parent calculated in accordance with this clause 6 and Schedule 11 (Post-Closing Common Shares Calculation).

6.2
The Purchaser's Parent shall procure that a report on “Agreed Upon Procedures” is provided by the Purchaser’s Accountants on the net tangible assets of the Purchaser’s Parent as of June 30, 2021, as adjusted for transaction costs relating to the contemplated transaction (the "Draft PwC Report").  The Draft PwC Report shall be prepared in accordance with attestation standards established by the American Institute of Certified Public Accountants as set out in the Agreed Upon Engagement Letter with PwC dated 7 July 2021 and the results of the Draft PwC Report will be referenced in Schedule 11 (calculations A through L) for the purpose of determining the Post-Closing Common Shares.

6.3
The Draft PwC Report and the resulting calculations of Schedule 11 (collectively, the "Warrant Deliverables") shall be delivered to the Sellers’ Parents by the Purchaser's Parent in accordance with clause 32 (Notices) as soon as reasonably practicable and in any event no later than 30 September 2021.

6.4	Save in accordance with clause 6.9, no amendment shall be made to the Warrant Deliverables after their delivery to the Sellers’ Parents in accordance with clause 6.3.
6.5
The Sellers’ Parents may dispute the Warrant Deliverables by notice in writing (the "Dispute Notice") delivered to the Purchaser's Parent in accordance with clause 32 (Notices) within 20 Business Days of receiving the Warrant Deliverables.  The Dispute Notice shall specify (a) which items of the Warrant Deliverables are disputed, (b) the reasons therefor and, (c) the effect that the Sellers’ Parents believe that the items in dispute have on the number of Post-Closing Common Shares to be issued under the Warrant.

6.6
Only those items in the Dispute Notice shall be treated as being in dispute, (the "Disputed Items") and no amendment may be made by either party, or any Expert appointed pursuant to clause 6.9(b) below, to any items or amounts in the Warrant Deliverables which are not Disputed Items.

6.7
The Dispute Notice shall be accompanied by all relevant supporting documentation and working papers on which the Sellers’ Parents wish to rely, it being acknowledged by the Sellers’ Parents that the Purchaser's Parent may within 10 Business Days from the date of the Dispute Notice request reasonable information and documentation in support of the Sellers’ Parents' claims.

6.8
If the Sellers’ Parents do not serve a Dispute Notice before the end of the period set out in clause 6.5, the number of Post-Closing Common Shares calculated by the Purchaser's Parent on the basis of the Draft PwC Report and set out in the Warrant Deliverables delivered under clause 6.3 shall be deemed to be agreed by the Sellers’ Parents.

6.9
If the Sellers’ Parents do serve a Dispute Notice under clause 6.5 above, then the Purchaser's Parent and the Sellers’ Parents shall use their reasonable endeavours to resolve the Disputed Items and either:

(a)
if the Purchaser's Parent and the Sellers’ Parents reach agreement on the Dispute Items within 15 Business Days of the Dispute Notice being served (or such longer period as the Purchaser's Parent and the Sellers’ Parents may agree in writing), the

EXECUTION VERSION

number of Post-Closing Common Shares shall be amended to reflect such agreement and shall then be the finally agreed number of Post-Closing Common Shares; or
(b)
if the Purchaser's Parent and the Sellers’ Parents do not reach agreement in accordance with paragraph (a) above, the Purchaser's Parent or the Sellers’ Parents may refer the dispute in respect only of the Disputed Items:  (i) to such individual based in the London office, and employed by the relevant member firm, of Deloitte; or (ii) (solely in circumstances in which such firm is precluded from accepting the appointment as a result of professional conduct rules relating to conflicts or is otherwise unwilling to accept such appointment) to such individual at another independent firm of chartered accountants of international repute as the Purchaser’s Parent and the Seller’s Parent may agree; or, failing agreement on such appointment within 10 Business Days of expiry of the period described in paragraph (a) above, to such independent firm of chartered accountants of international repute in London as the President of the Institute of Chartered Accountants in England and Wales may, on the application of either the Sellers’ Parents or the Purchaser's Parent, nominate (the "Expert").

6.10	In any reference to the Expert in accordance with clause 6.9(b) above:
(a)	the Expert shall act as an expert and not as arbitrator;
(b)
the decision of the Expert shall, in the absence of fraud or manifest error, be final and binding on the Purchaser’s Parent and the Sellers’ Parents and the number of Post-Closing Common Shares shall be amended as necessary to reflect the decision of the Expert;

(c)	the costs of the Expert shall be paid by the Sellers’ Parents and the Purchaser's Parent equally;
(d)	each of the Sellers’ Parents and the Purchaser's Parent shall respectively provide or procure the provision to the Expert of all such information as the Expert shall reasonably require; and
(e)
the Expert shall be instructed to make a decision on the dispute and notify the Purchaser’s Parent and the Sellers’ Parents of its decision within 15 Business Days of receiving the reference or such longer reasonable period as the Expert may determine.

7.	SCYLLA REVENUE
7.1
If revenue is recognised by Seajacks 5 Limited as a result of the employment of the Vessel Seajacks Scylla (details of which are set out in Schedule 9 (Description of the Vessels)) during the period from 1 May 2021 to 31 October 2021 in accordance with this clause 7 (the "Scylla Revenue"), the Purchaser's Parent shall issue and allot to the Sellers’ Parents a number of Parent Common Shares determined in accordance with this clause 7 (the "Additional Consideration Shares"), provided that no revenue shall be considered Scylla Revenue for the purposes of this clause if it has been provided, promised or pledged to a third party.

7.2
The Purchaser shall submit to the Sellers as soon as reasonably possible and in any event no later than 20 November 2021 their assessment of the total Scylla Revenue generated over the period set out in clause 7.1, calculated in accordance with International Financial Reporting Standards applicable to Seajacks 5 Limited together with supporting information in the form of invoices or other contractual documentation pursuant to which Scylla Revenue is generated (the "Scylla Revenue Documentation").

7.3	The Purchaser and the Sellers shall discuss in good faith the amount of Scylla Revenue as assessed by the Purchaser and the Scylla Revenue Documentation with a view to agreeing the

EXECUTION VERSION

amount of the Scylla Revenue for the purposes of this clause 7.  The Sellers shall have 10 Business Days from the date set out in clause 7.2 to request reasonable information (in addition to the Scylla Revenue Documentation) to enable them to understand the calculations behind the Scylla Revenue.
7.4
If the Purchaser and the Sellers are unable to agree the amount of Scylla Revenue within 20 Business Days of receipt of the information set out in clause 7.3, the discussion shall be referred to representatives of senior management for each of (i) the Purchaser's Parent and (ii) the Sellers’ Parents for resolution.  If the senior management representatives are unable to agree the amount of Scylla Revenue within 10 Business Days of the dispute being referred to them, the Purchaser and the Sellers shall appoint an independent expert, on the basis that such expert shall make a decision on the dispute and notify the Purchaser and the Sellers of its decision within 10 Business Days of being appointed or such longer period as the expert reasonably determines.  The provisions of clause 6.10 shall apply to this clause mutatis mutandis.

7.5	Once the Scylla Revenue has been agreed or determined in accordance with clauses 7.3 and 7.4 above, the number of Additional Consideration Shares shall be calculated using the formula below:
Scylla Revenue	=	Number of Additional Consideration Shares
Adjusted NAV per share

and for the purposes of this formula, the "Adjusted NAV per share" shall be calculated as at 30 June 2021 in accordance with Schedule 11 (Post-Closing Common Shares Calculation), provided that the Scylla Revenue for the purposes of this clause shall not exceed US$7,986,000.
7.6
The Purchaser's Parent shall issue the Additional Consideration Shares within 10 Business Days of the determination of the amount of the Scylla Revenue in accordance with clauses 7.3 or 7.4 and of the Adjusted NAV per share in accordance with clause 7.5 and Schedule 11, each credited as fully paid, with the same rights and ranking pari passu in all respects with the issued and outstanding Parent Common Shares.  The Additional Consideration Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.7
The Purchaser's Parent shall issue the Additional Consideration Shares free from any pre-emptive right, option, right to acquire, mortgage charge, pledge, lien or other form of security or encumbrance or equity on, over, or affecting them or other third party rights or claims of any nature whatsoever.

7.8
The Purchaser's Parent shall procure that any rights of pre-emption or other restrictions on the issue of any of the Additional Consideration Shares conferred on any person by the Amended and Restated Articles of Incorporation of the Purchaser’s Parent or otherwise are waived by such person no later than Completion.

7.9
The number of Additional Consideration Shares issued by the Purchaser's Parent to each of the Sellers’ Parents shall be equal to such Sellers’ Parent's Pro-rata Amount of the total number of Additional Consideration Shares.

7.10
In its sole discretion, the Purchaser's Parent may issue the maximum number of Additional Consideration Shares as calculated in accordance with clause 7.5 (based on the maximum Scylla Revenue as set out therein), sharing the same characteristics as described in clauses 7.6, 7.7, and 7.8, and allocated to each of the Sellers’ Parents in accordance with clause 7.9 at any time following finalisation of the Adjusted NAV per share pursuant to Schedule 11.  In

EXECUTION VERSION

circumstances where the maximum number of Additional Consideration Shares is issued by the Purchaser's Parent, the provisions of clauses 7.3 and 7.4 shall not apply.
8.	LOCKED BOX
8.1
Each Seller severally (but not jointly or jointly and severally) (i) warrants to the Purchaser that from (but excluding) the Effective Date to and including the date of this Agreement, it and its Retained Group have not received or benefited from any Leakage, and there has been no incidence of Leakage falling under clause 8.2(e) , and (ii) undertakes that from the date of this Agreement to (and including) the Completion Date, it shall do everything within its power (to the extent it is lawfully able), including the exercise of its voting powers and any rights it may have in contract or otherwise to prevent any Leakage.

8.2
The occurrence of any of the events set out in this sub-clause 8.2 constituting an incidence of "Leakage", but, in each case, not including any Permitted Leakage, and net of any relief or other benefit available to the Purchaser or the Group in respect of the matter giving rise to the payment, including any Tax Relief which can actually be used to reduce or eliminate a Tax Liability:

(a)
no member of the Group has declared, authorised, paid or made (whether actual or deemed) to any member of the Retained Group any dividend, distribution or other return of capital (whether by reduction of capital, purchase of shares or otherwise) or will do any of those things;

(b)
no member of the Group has transferred or surrendered any asset to, or assumed, indemnified or incurred any liability (including, without limitation, any indebtedness, expenses or costs) for the benefit of, the Retained Group or will do any of those things;

(c)
no member of the Group has waived or released in favour of any member of the Retained Group, nor has any member of the Retained Group failed to pay when due, any sum or obligation due by any such member of the Retained Group to any member of the Group or will do any of those things;

(d)
no payment, management charge or fee of any nature has been or will be levied by, or for the benefit of, any member of the Retained Group against any member of the Group and there has been and will be no payment of any nature including, without limitation, any payment of any management, service or similar fee or compensation by any member of the Group to, or for the benefit of, any member of the Retained Group;

(e)
no member of the Group has paid, nor will offer, agree to pay or pay, any bonus payment or other emolument to any director or employee (other than weekly wages or monthly salary, pension contributions and contributions to any long term incentive plan arrangements for each relevant employee), in each case where the amount of such payments (individually or in aggregate) have not been Disclosed or are not consistent with the past levels of contributions over the twelve months prior to the date of this Agreement;

(f)
no member of the Group has paid, incurred or agreed to pay or incur any fees or expenses payable to professional advisers engaged to advise the Sellers or the Retained Group in connection with the transactions contemplated by the Share Purchase Documents;

(g)	no member of the Group has made any payment of Tax nor incurred any Tax Liability in connection with or arising out of any of the matters referred to in sub-clauses (a) to (f) above; and

EXECUTION VERSION

(h)	no member of the Group has made or entered into any agreement or arrangement to give effect to any of the matters referred to in sub-clauses (a) to (g) above or will do any of those things.
8.3
For the purposes of sub-clause 8.2, "Retained Group" includes any nominee, agent or director of any member of the Retained Group and any person "connected" to a director of any member of the Retained Group within the meaning of section 252 of the Companies Act 2006.

8.4
If any Seller is aware or becomes aware after the date of this Agreement of any Leakage having taken place, it shall deliver to the Purchaser a notice not later than five (5) Business Days prior to Completion setting out in reasonable detail the nature of the Leakage and the corresponding amount.

8.5	Subject to Completion occurring, promptly following:
(a)	a notification pursuant to clause 8.4; or
(b)	service by the Purchaser (or any person on behalf of the Purchaser) on the Sellers of a Leakage Notice, each Seller agrees (in respect of Leakage received by or benefitted to it or members of its Retained Group) to pay to the Purchaser in cash (subject to clause 8.6 or clause 8.7) an amount equal to the amount of such Leakage and any Tax Liability in relation thereto (the "Leakage Adjustment Amount").
8.6
If one or more Leakage Adjustment Amounts are agreed or determined before the Completion Date, notwithstanding any provision of the Agreement, the Purchaser and the Sellers hereby agree that the consideration payable by the Purchaser for the Shares shall be reduced by an amount equal to the aggregate of all such Leakage Adjustment Amounts and the Redeemable Notes Amount shall be reduced accordingly (with such reduction applied to the amount of the Redeemable Notes to be issued at Completion to the relevant Sellers’ Parents who have received (or are deemed) to have received such Leakage, as agreed or determined).

8.7
If a Leakage Adjustment Amount is agreed or determined in accordance with sub-clause 8.5 after the Completion Date, to the extent such Leakage Adjustment Amount is not already accounted for pursuant to sub-clause 8.6, each Seller shall pay to the Purchaser (subject to sub-clause 8.9) immediately following such agreement or determination that portion of the Leakage Adjustment Amount representing such Leakage received by or benefitted to such Seller (or members of its Retained Group), by way of an adjustment to the consideration for the Shares payable or apportioned to such Seller by the Purchaser.

8.8
No reduction to the consideration payable by the Purchaser for the Shares shall be made under sub-clause 8.6, and the Sellers shall not be liable to make any payment under sub-clause 8.7, unless the Sellers have received a Leakage Notice from the Purchaser (or any person on behalf of the Purchaser) relating to such reduction or payment on or before the date which is 6 months after the Completion Date.

8.9	Any amount due from a Seller to the Purchaser pursuant to sub-clause 8.7 shall be satisfied as follows:
(a)	if the relevant Seller or its Retained Group has received payment in cash in respect of the relevant Leakage Adjustment Amount:
(i)
first, by reducing the amount outstanding (whether principal or interest) on the Redeemable Note held by that Seller at the time of such Leakage (the “Outstanding Note Amount”) to the extent of such payment (subject to the proviso set out at the end of this clause 8.9(a)); and

EXECUTION VERSION

(ii)	thereafter, any balance shall be paid in cash in accordance with clause 8.7, provided that clause 8.9(a)(i) shall no longer apply to the extent the Leakage received in cash (in aggregate) by the Sellers and/or the Retained Group exceeds $2,000,000 (and any excess over $2,000,000 shall be satisfied in accordance with clause 8.7); and
(b)	if the relevant Seller and its Retained Group have not received cash in respect of the relevant Leakage Adjustment Amount:
(i)	first, by reducing the Outstanding Note Amount by an amount equal to the Leakage Adjustment Amount; and,
(ii)	to the extent the Leakage Adjustment Amount exceeds the Outstanding Note Amount, the difference shall be paid in cash in accordance with clause 8.7.
8.10
Notwithstanding any other provisions of this Agreement, the provisions of this clause 8 shall be subject to sub-paragraphs 1(a) and 1(b) of Schedule 4 (Limitations on Liability) but shall not be subject to clause 16 and any of the other provisions of Schedule 4 (Limitations on Liability).

9.	REPAYMENT OF EXISTING VESSEL DEBT AND MANAGEMENT INTERESTS
9.1	At Completion:
(a)	The Company shall, and the Sellers shall procure that the Company shall:
(i)	pay the Existing Vessel Debt Repayment Amount to Atlantis Equityco Limited;
(ii)	pay an amount equal to the Management PIK Repayment Amount to Atlantis Equityco Limited;
(iii)
pay an amount equal to the Management Equity Amount to the Management Equity Holders and the Management EBT in satisfaction of its obligation to pay the purchase price under the Management Equity SPAs; and

(iv)	pay the WM Settlement Amount to Wes McDonald;
(b)	the Sellers and the Company shall (following the payments set out in sub-clause 9.1(a)(i) above) procure that Atlantis Equityco Limited shall:
(i)	redeem the Management PIK Notes pursuant to the terms of the Management PIK Notes Redemption Deed (and any payment on redemption shall be net of any deduction or withholding required by law); and
(ii)	pay an amount equal to the Existing Vessel Debt Repayment Amount to Midco;
(c)	Midco shall, and the Sellers and the Company shall procure that Midco shall (following the payment set out in sub-clause 9.1(b)(ii) above),
(i)	pay an amount equal to the Existing Vessel Debt Repayment Amount to Seajacks International Limited; and
(ii)
procure that Seajacks International Limited shall pay an amount equal to the Existing Vessel Debt Repayment Amount to the EVD Lenders in full and final satisfaction of its obligations under the Existing Vessel Debt.

EXECUTION VERSION

9.2
The Sellers shall take all steps and actions required to ensure the Company (and each of its subsidiaries, as applicable) complies with its obligations under, and that the Existing Vessel Debt and Management Interests are repaid in accordance with, this clause 9.

9.3
If at Completion the Management Interests Repayment Amount is greater than the Management Loan Amount (the difference being the “Excess”), the Adjusted Net Asset Value (calculated in accordance with clause 6 of Schedule 11) shall be reduced by an amount equal to 50% of the Excess, as further described in Footnote 2 in Schedule 11.

9.4
The Purchaser shall use reasonable endeavours to procure that the relevant members of the Group redeem (or otherwise unwind) in a tax efficient manner for the Group the outstanding intra-group PIK notes entered into between (i) Atlantis Equityco Limited and Midco; and (ii) Midco and Seajacks International Limited, following the redemption of the Management PIK Notes by Atlantis Equityco Limited at Completion.

10.	ADJUSTMENT TO REDEEMABLE NOTES AMOUNT – SHAREHOLDER INTERESTS
10.1
The parties acknowledge that the aggregate amount owed by Atlantis Midco Limited ("AML") under the Shareholder Loans (in respect of principal and interest accrued up to that date) at the Effective Date was US$62,622,791 (the "Effective Date Shareholder Loans Amount").

10.2
As soon as reasonably practicable following the last in time of the conditions listed in Schedule 1 (Conditions to Completion) being satisfied or waived as the case may be, and in any event prior to Completion, the Sellers shall notify the Purchaser of the Pro-rata Amount of the Redeemable Notes and any amounts drawn or repaid by AML under the Shareholder Loans after 31 March 2021 and of the outstanding amounts to be repaid by AML under the Shareholder Loans at Completion (whether in respect of principal, interest, break costs or otherwise)(the "Completion Shareholder Loans Amount").

10.3	If:
(a)	the Effective Date Shareholder Loans Amount is lower than the Completion Shareholder Loans Amount, the Redeemable Notes Amount shall be increased by an amount equal to the difference; and
(b)	the Effective Date Shareholder Loans Amount is greater than the Completion Shareholder Loans Amount, the Redeemable Notes Amount shall be reduced by an amount equal to the difference.
11.	LOCK-UP PERIOD
11.1
Each Sellers’ Parent (or, in relation to the New Common Shares (as defined below) Marubeni only) hereby undertakes severally (and not jointly or jointly and severally) to the Purchaser and the Purchaser's Parent that it will not and will procure that any member or members of the Retained Group (or any such member's nominee) will not, directly or indirectly, sell contract to sell, transfer, encumber, grant any option over or otherwise dispose of any of the Consideration Common Shares, Consideration Preference Shares, Additional Consideration Shares, the Shareholder Loan Consideration Shares, the Parent Common Shares issuable pursuant to the Warrant or New Common Shares (as defined below), or any interest in such shares, directly or indirectly, for the period beginning from such time such shares are issued  to the Sellers (or in the case of New Common Shares, converted pursuant to clause 5.9) and ending on the date falling 180 days after Completion (the "Lock-Up Period") except (i) with the prior written consent of the Purchaser's Parent (which consent may be withheld by the Purchaser's Parent in its absolute discretion), or (ii) to another Sellers’ Parent or any member of the Retained Group.

EXECUTION VERSION

11.2	For the purposes of clause 11.1, "New Common Shares" shall be the new Parent Common Shares resulting from the conversion of Consideration Preference Shares pursuant to clause 5.9.
12.	COMPLETION AND POST-COMPLETION
12.1	Completion shall take place at 5 p.m. on the Completion Date at the offices of the Purchaser's Solicitors at One Bunhill Row, London EC1Y 8YY.
12.2
At Completion the Sellers shall do those things listed in Part A (Sellers' obligations) of Schedule 2 (Completion arrangements) and the Purchaser (or the Purchaser’s Parent) shall do those things listed in Part B (Purchaser's obligations) of Schedule 2 (Completion arrangements).  Completion shall take place in accordance with Part C (General) Schedule 2 (Completion arrangements).

12.3
The Purchaser shall not be obliged to complete this Agreement unless the Sellers comply with the requirements of sub-clause 12.2 and any obligation in paragraph 1 of Part A (Sellers' obligations) of Schedule 2 (Completion arrangements), or any other material obligation therein.  The Sellers shall not be obliged to complete this Agreement unless the Purchaser (or the Purchaser’s Parent) complies with the requirements of sub-clause 12.2 and any obligation in paragraph 3 of Part B (Purchaser's obligations) of Schedule 2 (Completion arrangements).

12.4	The Purchaser shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously.
12.5
If the obligations of the Sellers under sub-clause 12.2 and Part A (Sellers' obligations) of Schedule 2 (Completion arrangements) or the obligations of the Purchaser (or the Purchaser’s Parent) under sub-clause 12.2 and Part B (Purchaser's obligations) of Schedule 2 (Completion arrangements) are not complied with in all material respects on the Completion Date, the Purchaser (if the defaulting party is a Seller) or the Sellers (if the defaulting party is the Purchaser or the Purchaser’s Parent) may:

(a)	defer Completion (so that the provisions of this clause 12 shall apply to Completion as so deferred); or
(b)	proceed to Completion as far as practicable (without limiting its rights under this Agreement); or
(c)	terminate this Agreement by notice in writing to the defaulting party.
12.6
If this Agreement is terminated in accordance with sub-clause 12.5 and without limiting any party's right to any right, power or remedy provided by law or under this Agreement, all obligations of the parties under this Agreement shall end except for those expressly stated to continue without limit in time but (for the avoidance of doubt) all rights and liabilities of the parties which have accrued before termination shall continue to exist.

12.7
The issuance of the Consideration Common Shares, Consideration Preference Shares and Warrant in accordance with Part B (Purchaser's obligations) of Schedule 2 (Completion arrangements) shall constitute payment of the consideration for the Shares and shall discharge the obligations of the Purchaser under clause 2.

12.8
The issuance of the Shareholder Loan Consideration Shares and the Redeemable Notes in accordance with Part B (Purchaser's obligations) of Schedule 2 (Completion arrangements) shall constitute the consideration for the assignment of all rights under the Shareholder Loans to the Purchaser and shall discharge the relevant obligations of the Purchaser under clause 2.

EXECUTION VERSION

12.9
Each of the Sellers shall procure that Seajacks International Limited (and any Group Obligor) shall promptly upon reasonable written request by the Purchaser's Parent and immediately prior to (but taking effect from) Completion:

(a)	enter into the Revolving Facility;
(b)	enter into the Agreed Security Documents;
(c)
enter into any ancillary agreement or arrangement, including any consents, waivers, releases and formalities, which is required in connection with the entry into the Revolving Facility (including the Intercreditor Agreement) or repayment of the Existing Vessel Debt and Management Interests (and any associated release of security), including as pursuant to clause 9 (the "Ancillary Facility Agreements");

(d)	take all actions which are necessary prior to the execution of the Revolving Facility and Ancillary Facility Agreements (including the passing of any required board or shareholder resolutions).
12.10
(a)	With effect from Completion:
(i)	the Shareholder Loans Lenders hereby assign all of their rights, title, interest and benefit in and to the Shareholders Loans Agreement to the Purchaser; and
(ii)
the Purchaser assumes, and agrees to perform, and shall indemnify and hold harmless the Shareholder Loans Lender in respect of all of the Shareholder Loans Lenders’ remaining obligations (if applicable) under the Shareholders Loans Agreement.

(b)	The Purchaser expressly acknowledges that the Shareholder Loans Lenders are not obliged to:
(i)	accept a re-transfer or re-assignment from the Purchaser of any of the rights and obligations assigned or transferred under this clause 12.10;
(ii)	support any losses directly or indirectly incurred by the Purchaser by reason of the non-performance by Midco as borrower of its obligations under the Shareholder Loans Agreement or otherwise; or
(iii)	advance any amounts (or perform any other obligations) under the Shareholders Loans Agreement with effect from Completion.
(c)
This clause 12.10 shall constitute notice (in writing) from the Shareholder Loans Lenders to Midco as borrower in accordance with clause 15 (Assignments and Transfers) of the Shareholder Loans Agreement.

12.11	The Purchaser's Parent shall use reasonable endeavours to seek for an opportunity do a public equity offering of Parent Common Shares as soon as practicably possible after the Completion Date.
12.12
Following the Completion Date, the Purchaser's Parent shall procure that the Group shall pay all fees, costs and expenses (including without limitation, those of professional advisers) incurred by the Group in respect of the preparation, arrangement and maintenance of the First Priority Security and the Second Priority Security, and all registration charges or other taxes arising in respect of any of the foregoing (save in respect of any fees, costs or expenses incurred by Shearman & Sterling LLP).

EXECUTION VERSION

12.13
Neither the Purchaser’s Parent nor any of the Sellers’ Parent shall take any action following Completion that could result in the consummation of the transactions contemplated by this Agreement giving rise to any payment (or acceleration of vesting) of any amounts of benefits that will be an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code.

13.	SELLERS' WARRANTIES AND COVENANTS
13.1
Each Seller warrants to the Purchaser, severally (but not jointly or jointly and severally) that each of the Warranties is accurate in all respects and not misleading at the date of this Agreement and that each of the Fundamental Warranties will be accurate in all respects and not misleading at the Completion Date as if repeated immediately before Completion by reference to the facts and circumstances subsisting at that date.

13.2
The Sellers undertake to disclose in writing to the Purchaser anything which is or could reasonably be expected to constitute a breach of any of the Warranties as soon as reasonably practicable after it comes to its notice both before or at the time of Completion.

13.3
The Sellers undertake (in the absence of fraud) that if any claim is made against one of them in connection with the sale of the Shares to the Purchaser, none of them nor any other member of the Retained Group will make any claim against any member of the Group or any director, employee, agent or adviser of any member of the Group on whom it may have relied before agreeing to any term of this Agreement or any of the Share Purchase Documents or authorising any statement in the Disclosure Letter.

13.4
Each of the Warranties shall be construed as being separate and independent and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty.

13.5	In respect of or in connection with a breach of:
(a)
the Warranty at paragraph 21 of Part A of Schedule 3 (Warranties), condition of class is permitted provided the Vessel is not off hire and provided a payment is made at Completion to the Purchaser of an amount sufficient to cover the costs and expenses in connection with the required repairs (including but not limited to the cost of labour and materials), as may be determined by the Sellers, acting reasonably.  Any such amount shall be treated as an adjustment to the Share Consideration; and

(b)
the Warranties at paragraph 24 of Part A of Schedule 3 (Warranties) which results in a Major Casualty or the Total Loss of a Vessel, and without prejudice to any other rights of the Purchaser under this Agreement, the Sellers and the Purchaser may discuss in good faith, as an alternative to the invocation of condition 3 of Schedule 1 any appropriate adjustment to the consideration payable under this Agreement to appropriately reflect the impact on the Group and its operations, financial position and prospects, of such Major Casualty or Total Loss of a Vessel (provided that such discussions shall not place any obligations on the Sellers to accept any proposed adjustment to the consideration).

13.6	Any Warranties that are qualified by the knowledge, belief or awareness of a Seller shall mean the actual (but not constructive or imputed) knowledge, belief or awareness of, in the case of:
(a)	MOL: Masayuki Sugiyama
(b)	INCJ: Peter Niklai; and
(c)	Marubeni: Hiroshi Tachigami, Takehiro Yoshikawa and Satoru Okamoto,

EXECUTION VERSION

in each case, having made all reasonable enquiries; and the words "so far as the Seller is aware" shall be construed accordingly.
13.7
If in respect of or in connection with any breach of any of the Warranties or any facts of the Warranties not being true or being misleading, any amount payable by the Seller (whether under this clause 13 or otherwise) is subject to Tax in the hands of the recipient or the person beneficially entitled to such payment (the "Recipient"), the Sellers shall pay such additional amounts so as to ensure that the net amount received by the Recipient is equal to the full amount payable by the Sellers under this Agreement.

13.8
The Sellers shall fully indemnify and hold harmless the Purchaser and the Purchaser’s Parent from and against any and all losses suffered or incurred by any Group Company (or any member of the Purchasers’ Group) in respect of any claim made against any Group Company (or any member of the Purchasers’ Group) by any third party under or in connection with:

(a)	the defect notice received by Seajacks UK Limited on 8 February 2021 pursuant to the sub-contract entered into with Boskalis on 4 September 2015 in relation to the Veja Mate Offshore Wind Farm; and
(b)
any damage caused to the Tuas Cable Tunnel by the vessel Seajacks Zaratan on or around 19 May 2020, provided that the Sellers shall only be liable for any loss suffered by any Group Company (or any member of the Purchaser’s Group) in excess of US$27,500 (being the amount deductible under the relevant insurance policy with The Standard Club) and which is not covered by such insurance policy, whether in each case such losses arise in, relate to or are in respect of the period prior to, on or after Completion and whether known or unknown, existing or contingent at Completion.
14.	PURCHASER AND PURCHASER PARENT WARRANTIES
14.1
The Purchaser's Parent warrants separately to each of the Sellers that each of the Purchaser's Parent Warranties is accurate in all respects and not misleading at the date of this Agreement and that each of the Purchaser's Parent Fundamental Warranties will be accurate in all respects and not misleading at the Completion Date as if repeated immediately before Completion by reference to the facts and circumstances subsisting at that date.

14.2
The Purchaser's Parent and the Purchaser undertake to disclose in writing to the Sellers anything which is or could reasonably be excepted to constitute a breach of any of the Purchaser's Parent Warranties as soon as reasonably practicable after it comes to their notice both before or at the time of Completion

14.3
Each of the Purchaser's Parent Warranties shall be construed as being separate and independent and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Purchaser's Parent Warranty.

14.4
Any Purchaser's Parent Warranties that are qualified by the knowledge, belief or awareness of the Purchaser's Parent shall mean the actual (but not constructive or imputed) knowledge, belief or awareness of Emanuele Lauro, Robert Bugbee, Cameron Mackey and Jason Chrzanowski having made all reasonable enquiries.

14.5
If in respect of or in connection with any breach of any of the Purchaser's Parent Warranties or any facts of the Purchaser's Parent Warranties not being true or being misleading, any amount payable by the Purchaser's Parent (whether under this clause 14 or otherwise) is subject to Tax in the hands of the Recipient, the Purchaser's Parent shall pay such additional amounts so as to ensure that the net amount received by the Recipient is equal to the full amount payable by the Purchaser's Parent under this Agreement.

EXECUTION VERSION

15.	SELLERS' LIABILITY AND PURCHASER AND PURCHASER'S PARENT LIABILITY
15.1
The liability of the Sellers (and the liability of the Purchaser and the Purchaser's Parent) in respect of claims under this Agreement shall be limited as provided in Schedule 4 (Limitations on liability and Purchaser and Purchaser's Parent liability).

16.	PURCHASER'S REMEDIES AND SELLERS' LIMITATIONS ON LIABILITY
16.1
The Purchaser shall not be entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached or renders any of the Warranties misleading if it has been Disclosed in the Disclosure Letter in the absence of any fraud, fraudulent representation or wilful misconduct on the part of the Sellers or their agents or advisers and only those matters so disclosed in the Disclosure Letter shall qualify the Warranties.

16.2
No liability shall attach to the Sellers in respect of claims under the Warranties or the Tax Covenant, as the case may be, if and to the extent that the limitations referred to in sub-clause 16.1 or set out in Schedule 4 (Limitations on liability) apply, in the absence of any fraud, fraudulent representation or wilful misconduct on the part of the Sellers or their agents or advisers.

16.3
If, following Completion, the Purchaser becomes aware (whether it does so by reason of any disclosure made pursuant to clause 13.2 or not) that there has been any breach of the Warranties or any other term of this Agreement, the Purchaser shall not (save to the extent expressly set out in this Agreement) be entitled to terminate this Agreement but shall be entitled to claim damages or exercise any other right, power or remedy under this Agreement or as otherwise provided by law.

17.	SELLERS' REMEDIES AND PURCHASER'S PARENT'S LIMITATIONS ON LIABILITY
17.1
The Sellers shall not be entitled to claim that any fact, matter or circumstance causes any of the Purchaser's Parent Business Warranties to be breached or renders any of the Purchaser's Parent Business Warranties misleading if it has been Disclosed in the Purchaser's Parent Disclosure Letter.

17.2
If, following Completion, the Sellers become aware (whether they do so by reason of any disclosure made pursuant to clause 14.2 or not) that there has been any breach of the Purchaser's Parent Warranties or any other term of this Agreement, the Sellers shall not (save to the extent expressly set out in this Agreement) be entitled to terminate this Agreement but shall be entitled to claim damages or exercise any other right, power or remedy under this Agreement or as otherwise provided by law.

17.3
No claim shall lie against the Purchaser's Parent under or in relation to the Purchaser's Parent Warranties if and to the extent that the facts, matters or circumstances giving rise to such claim were known by the Sellers or the Sellers were aware such facts, matters and circumstance would give rise to such claim.  For the purpose of this clause, the Sellers shall be deemed to have actual knowledge of a matter if any of Masayuki Sugiyama (in the case of MOL), Peter Niklai (in the case of INCJ) or Hiroshi Tachigami, Takehiro Yoshikawa or Satoru Okamoto (in the case of Marubeni) had actual (but not constructive or imputed) knowledge, belief or awareness of the matter at the relevant time.

17.4
No liability shall attach to the Purchaser's Parent by reason of any breach of any of the Purchaser's Parent Warranties to the extent that an amount in respect of the same loss or claim has been recovered by the Sellers under any other Purchaser's Parent Warranty or made good to a member of the Retained Group at no cost to the Retained Group.  The Sellers may only recover once in respect of the same loss.

EXECUTION VERSION

18.	NG 2500 UNIT CALL OPTION
18.1
The Purchaser acknowledges that, at the date of this Agreement, the Sellers are in the process of negotiating a transaction with a buyer designated by the Japanese government or organisations affiliated with the Japanese government (the "Japanese Government Buyer") with a view to the sale by the Company to the Japanese Government Buyer of one of the three NG 2500 Units.  The Sellers shall, upon written notice to the Purchaser at any time between the date of this Agreement and the date falling 12 months following Completion and subject to clause 18.2, be entitled to purchase one NG 2500 Unit owned by the Group for a sum of US$65,000,000 (the "NG 2500 Unit Call Option") and for the purposes of an onward sale to the Japanese Government Buyer.  The choice of the NG 2500 Unit subject to the NG 2500 Unit Call Option shall be at the sole discretion of the Purchaser, provided that if the Purchaser fails to identify the NG 2500 Unit subject to the NG 2500 Unit Call Option within 20 Business Days of exercise of the NG 2500 Unit Call Option by the Sellers, the Sellers shall be entitled to select the NG 2500 Unit subject to the NG 2500 Unit Call Option.

18.2
If the Sellers exercise the NG 2500 Unit Call Option in accordance with clause 18.1 above, the Purchaser and the Sellers shall negotiate in good faith and acting reasonably the terms of a sale and purchase agreement (the "NG 2500 Sale Agreement") for the sale by the Company of the NG 2500 Unit to the Sellers at the price set out in clause 18.1, provided that any sale shall be effected on an "as is, where is" basis.

18.3
The Sellers may propose to the Purchaser (and the Purchaser agrees to discuss in good faith) an alternative structure to effect the sale of the NG 2500 Unit to the Japanese Government Buyer.  If the Purchaser and the Sellers do not execute a NG 2500 Sale Agreement within 12 months after the Completion Date, the option set out in this clause 18 shall lapse and the NG 2500 Unit shall be retained by the Purchaser or relevant member of the Group.

19.	RESTRICTIONS ON SELLERS' ACTIVITIES
19.1	From Completion and subject to clause 19.4, each Seller will not and undertakes to procure that each member of the Retained Group will not do any of the following things:
(a)
within three years after the Completion Date, be engaged or directly or indirectly interested in carrying on the Restricted Business within the Restricted Territory.  This clause shall not prevent the holding of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, or the Additional Consideration Shares as set out in this Agreement;

(b)
disclose to any other person or (in any way which may be detrimental to the business of any member of the Group as carried on at the Completion Date) use any information which is Confidential Business Information relating to any business or activity of any member of the Group for so long as that information remains Confidential Business Information;

(c)
neither pending nor within three years after Completion, solicit the custom of any person to whom goods or services have been sold by any member of the Group in the course of its business within the Restricted Territory during the 12 months before the Completion Date, in each case only to the extent that such solicitation is in respect of services provided by the Restricted Business and is within the Restricted Territory;

(d)	neither pending nor within three years after Completion, solicit or entice away from the employment of any member of the Group any person at present a Senior Employee of any member of the Group; nor
(e)	assist any other person to do any of the foregoing things.

EXECUTION VERSION

19.2
Nothing in sub-clause 19.1(a) shall prohibit the Sellers or the Retained Group from being interested, for bona fide investment purposes only, in securities which are for the time being quoted, listed or dealt on any regulated exchange if the securities in which the Sellers or the Retained Group are interested do not exceed twenty per cent. (alone or in aggregate with any other Seller or any other member of the Retained Group) of the total amount of the securities in that class for the time being in issue and provided that such securities are held for investment purposes only and the holding of such securities does not confer any control over the investee group or any director appointment right. Further, where such securities are listed on a US stock exchange, it would not require the filing of a Schedule 13D under Regulation 13D-G of the Exchange Act (excluding, for the avoidance of doubt, the filing of a Schedule 13G pursuant to Rule 13d-1(c) under the Exchange Act).  Where such securities are not listed on a US stock exchange, if such securities were listed on a US stock exchange, it would not require the filing of a Schedule 13D under Regulation 13D-G of the Exchange Act (excluding, for the avoidance of doubt, the filing of a Schedule 13G pursuant to Rule 13d-1(c) under the Exchange Act.

19.3
Nothing in sub-clause 19.1(d) shall prohibit the solicitation of any Senior Employee:  (i) resulting from the placing of an advertisement of a post available to the public generally and the recruitment of a person through an employment agency, provided that neither any of the Sellers nor any member of the Retained Group encourages or advises such agency to approach such employees and that such advertisement is not targeted at such employees; (ii) following the voluntary resignation by such person from the employment of any member of the Group without direct or indirect solicitation that would otherwise be prohibited under sub-clause 19.1(d), or (iii) following the termination by the relevant member of the Group of such person' employment or engagement with the Group.

19.4	Notwithstanding anything to the contrary:
(a)
MOL shall not be bound by the restrictions of sub-clause 19.1 unless and until such time as it holds, directly, or indirectly through members of its Retained Group, more than 2.5 million Parent Common Shares; and

(b)
upon becoming bound by the restrictions of sub-clause 19.1, nothing in sub-clause 19.1(a) shall prohibit MOL or any members of its Retained Group from providing agency services to ship owners worldwide.

19.5
Each undertaking contained in this clause shall be construed as a separate undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings shall continue to bind each of the Sellers.

19.6
Each of the Sellers and the Sellers’ Parents acknowledges and agrees that the undertakings contained in this clause 19 are no more extensive than is reasonable to protect the legitimate interests of the Group and of the Purchaser.

19.7
Each of the Sellers and the Sellers’ Parents acknowledges that damages may not be an adequate remedy for any breach of the undertakings given by him in this clause 19 and that the Company (for itself and as agent and trustee for each other member are not of the Group) and the Purchaser shall be entitled to seek (in addition to damages) the remedies of injunction, specific performance and any other equitable relief for any threatened or actual breach of such undertakings.

20.	INTELLECTUAL PROPERTY AND BUSINESS INFORMATION
Without prejudice to paragraph 22 of Part A of Schedule 3 (Warranties), if the Sellers or a member of the Retained Group own after Completion any Intellectual Property or rights in Business Information which in the year prior to Completion related exclusively to the business

EXECUTION VERSION

of the Group the Sellers shall procure that such Intellectual Property and/or rights in Business Information are transferred to the Purchaser or a company nominated by the Purchaser for nominal consideration as soon as practicable after becoming aware of the ownership of such rights.
21.	INTER-GROUP GUARANTEES
21.1
The Sellers shall use all reasonable endeavours to procure the absolute and unconditional release and discharge in full at Completion (or as soon as reasonably practicable thereafter) of each guarantee, indemnity, assurance, undertaking, commitment or other security obligation granted or entered into by any member of the Group in relation to or arising out of any obligation or liability of the Sellers or any member of the Retained Group (or of their employees, agents, advisers or persons otherwise connected with them) (other than the Obligor Reimbursement and Indemnity Letters) (each a "Group Guarantee") at the cost of the Sellers and, prior to such release, the Sellers undertake:

(a)
to pay the Purchaser on demand an amount calculated on an after-Tax basis equal to any losses suffered and all liabilities, costs and expenses incurred by the Purchaser or any member of the Group arising under any Group Guarantee after Completion; and

(b)	not to enter into any variation of any agreement which may have the effect of varying any Group Guarantee without the prior written consent of the Purchaser.
21.2
The Purchaser shall use all reasonable endeavours to procure the absolute and unconditional release and discharge in full at Completion (or as soon as reasonably practicable thereafter) of each guarantee, indemnity, assurance, undertaking, commitment or other security obligation granted or entered into by a Seller or any member of the Retained Group in relation to or arising out of an obligation or liability of any member of the Group (or of their employees, agents, advisers or persons otherwise connected with them) (other than the Eneti Reimbursement and Indemnity, the Performance Bond Guarantees, the Marubeni Parent Guarantee and the INCJ Parent Guarantee) (each a "Retained Group Guarantee"), at the cost of the Purchaser and, prior to such release, the Purchaser undertakes:

(a)
to pay the Sellers on demand an amount calculated on an after-Tax basis equal to any losses suffered and all liabilities, costs and expenses incurred by the Sellers or any member of the Retained Group arising under any Retained Group Guarantee after Completion (save to the extent the same results from circumstances which also give rise to a breach of warranty); and

(b)
not to enter into any variation of any agreement which may have the effect of varying any Retained Group Guarantee in a way which is materially adverse to the Sellers or any other member of the Retained Group without the prior written consent of the Sellers.

21.3
If any action, claim or demand is brought or alleged against a Seller or any member of the Retained Group or, as the case may be, any member of the Group (the "Relevant Indemnified Party") in respect of which an indemnity is to be sought from the Purchaser or, as the case may be, a Seller (the "Relevant Indemnifying Party") pursuant to this clause, the provisions of paragraph 7 of Schedule 4 (Limitations on Liability) shall apply in respect of such claim, and references in paragraph 7 of Schedule 4 (Limitations on Liability) to "Purchaser" or "members of the Purchaser's Group" shall be read as references to the Relevant Indemnified Party and references to "Sellers" shall be read  as references to the Relevant Indemnifying Party.

EXECUTION VERSION

22.	BOOKS AND RECORDS
22.1
The Sellers shall at Completion deliver to the Purchaser originals of all the Books and Records proprietary to the Sellers or a member of the Retained Group which relate exclusively to the business carried on by the Group as at Completion and  which is not already in the possession of the Group.

22.2
For so long as required by Japanese CFC and Tax haven regulations applicable to the Sellers' Parents or any members of the Retained Group (and in any event for a period not to exceed six years following Completion), the Purchaser shall provide to the Sellers (at the Sellers sole cost and expense), upon receiving reasonable prior written notice from the Sellers:

(a)	copies of all audited financial statements of the Group (which cannot be obtained in the public domain) as soon as reasonably practicable after they become available;
(b)	copies of all tax filings submitted by the Company and each Subsidiary as soon as reasonably practicable following their submission; and
(c)
such additional information (which cannot be obtained in the public domain and which the Purchaser, or a relevant member of the Purchaser’s Group, has in its possession) as may be reasonably requested in writing by the Sellers to complete CFC and Tax haven related filings as soon as reasonably practicable, in each case, subject to any necessary redactions in order to comply with any applicable confidentiality restrictions or requirements and/or in order to preserve the integrity of any commercially sensitive information.
22.3
For a period of six years after Completion the Sellers shall maintain and provide, in connection with any reasonable business purpose, upon reasonable prior notice and subject to sub-clauses 22.5 and 22.6, copies to the Purchaser of any Books and Records proprietary to the Sellers or a member of the Retained Group relating (but not exclusively relating), to the business carried on by the Group as at Completion.

22.4
For a period of six years after Completion the Purchaser shall provide, in connection with any reasonable business purpose (including the preparation of tax returns, financial statements or other regulatory reporting), upon reasonable prior notice and subject to sub-clauses 22.5 and 22.7, copies to the Sellers of any Books and Records proprietary to the Purchaser or the Purchaser's Group relating but not exclusively relating), to the business carried on by the Group.

22.5	The Sellers or the Purchaser shall be entitled to withhold access or information under sub-clause 23.3 or sub-clause 22.4 (as the case may be):
(a)
to the extent that such withholding is necessary to ensure compliance with any applicable law or regulation, to preserve any applicable privilege (including legal professional privilege) or to comply with any contractual confidentiality obligations;

(b)
in the case of sub-clause 23.3, if the Sellers, acting reasonably, consider that the provision of such information would unreasonably and adversely interfere with any of the businesses, personnel or operations of the Sellers or any member of the Retained Group; or

(c)
in the case of sub-clause 22.4, if the Purchaser, acting reasonably, consider that the provision of such information would unreasonably and adversely interfere with any of the businesses, personnel or operations of the Purchaser or any member of the Purchaser's Group.

EXECUTION VERSION

22.6
If so requested by the Sellers, and as a condition to the Sellers' obligations under sub-clause 23.3 in respect of the relevant information, the Purchaser or the relevant member of the Purchaser's Group shall enter into a customary confidentiality agreement with the Sellers or the relevant member of the Retained Group with respect to any information to be provided pursuant to sub-clause 23.3.

22.7
If so requested by the Purchaser, and as a condition to the Purchaser' obligations under sub-clause 22.4 in respect of the relevant information, the Seller or the relevant member of the Retained Group shall enter into a customary confidentiality agreement with the Purchaser or the relevant member of the Purchaser's Group with respect to any information to be provided pursuant to sub-clause 22.4.

23.	SELLERS' GUARANTEES AND PURCHASER'S GUARANTEE
Sellers' guarantees
23.1
In consideration of the Purchaser agreeing to purchase the Shares on the terms set out in this Agreement, each Sellers’ Parent unconditionally and irrevocably guarantees to the Purchaser and the Purchaser’s Parent, severally (but not jointly or jointly and severally), the due and punctual performance and observance by its Seller of all of its obligations, commitments and undertakings under or pursuant to this Agreement or any other Share Purchase Document and agrees to indemnify the Purchaser and the Purchaser's Parent in respect of any breach by such Seller of any of its obligations, commitments and undertakings under or pursuant to this Agreement or any other Share Purchase Document.  The liability of each Sellers’ Parent under this Agreement or any other Share Purchase Document shall not be released or diminished by any variation of the terms of this Agreement or other Share Purchase Document (whether or not agreed by the Sellers’ Parent), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

23.2
If and whenever a Seller defaults for any reason whatsoever in the performance of any obligation, commitment or undertaking undertaken or expressed to be undertaken under or pursuant to this Agreement or any other Share Purchase Document, its Sellers’ Parent shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure satisfaction of) the obligation, commitment or undertaking in regard to which such default has been made in the manner prescribed by this Agreement or any other Share Purchase Document and so that the same benefits shall be conferred on the Purchaser or the Purchaser's Parent (as applicable) as would have been received if such obligation, commitment or undertaking had been duly performed and satisfied by such Seller.

23.3
This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the obligations of the Sellers shall have been performed or satisfied regardless of the legality, validity or enforceability of any provisions of this Agreement and notwithstanding the winding-up, liquidation, dissolution or other incapacity of a Seller or any change in the status, control or ownership of a Seller.  This guarantee is in addition to, without limiting and not in substitution for, any rights or security which the Purchaser or the Purchaser's Parent may now or after the date of this Agreement have or hold for the performance and observance of the obligations, commitments and undertakings of a Seller under or pursuant to this Agreement or any other Share Purchase Document.

23.4
As a separate and independent stipulation, each Sellers’ Parent agrees that any obligation, commitment or undertaking expressed to be undertaken by its Seller  (including, without limitation, any moneys expressed to be payable under this Agreement) which may not be enforceable against or recoverable from such Seller by reason of any legal limitation, disability or incapacity on or of such Seller or any fact or circumstance (other than any limitation imposed by this Agreement or other Share Purchase Document) shall nevertheless be enforceable against and recoverable from such Sellers’ Parent as though the same had been incurred by

EXECUTION VERSION

the Sellers’  Parent and the Sellers’ Parent were the sole or principal obligor in respect thereof and shall be performed or paid by the Sellers’ Parent on demand, provided that no Sellers’ Parent shall be under any greater obligation or liability than its Seller in relation to any of its Sellers’ obligation, commitment or undertaking (and each Sellers’ Parent shall be entitled to rely on any defence to such obligation or liability as may be available to its Seller).
Purchaser's guarantee
23.5
In consideration of the Sellers agreeing to sell or procure the sale of the Shares on the terms set out in this Agreement, the Purchaser's Parent hereby unconditionally and irrevocably guarantees to the Sellers and the Sellers’ Parents the due and punctual performance and observance by the Purchaser of all of its obligations, commitments and undertakings under or pursuant to this Agreement or any other Share Purchase Document and agrees to indemnify the Sellers in respect of any breach by the Purchaser of any of its obligations, commitments and undertakings under or pursuant to this Agreement or any other Share Purchase Document.  The liability of the Purchaser's Parent under this Agreement or any Share Purchase Document shall not be released or diminished by any variation of the terms of this Agreement or other Share Purchase Document (whether or not agreed by the Purchaser's Parent), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

23.6
If and whenever the Purchaser defaults for any reason whatsoever in the performance of any obligation, commitment or undertaking undertaken or expressed to be undertaken under or pursuant to this Agreement or any other Share Purchase Document, the Purchaser's Parent shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure satisfaction of) the obligation, commitment or undertaking in regard to which such default has been made in the manner prescribed by this Agreement or any Share Purchase Document and so that the same benefits shall be conferred on the Sellers or the Sellers’ Parents (as applicable) as would have been received if such obligation, commitment or undertaking had been duly performed and satisfied by the Purchaser.

23.7
This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the obligations of the Purchaser shall have been performed or satisfied regardless of the legality, validity or enforceability of any provisions of this Agreement and notwithstanding the winding-up, liquidation, dissolution or other incapacity of the Purchaser or any change in the status, control or ownership of the Purchaser.  This guarantee is in addition to, without limiting and not in substitution for, any rights or security which the Sellers or the Sellers’ Parents may now or after the date of this Agreement have or hold for the performance and observance of the obligations, commitments and undertakings of the Purchaser under or pursuant to this Agreement or any other Share Purchase Document.

23.8
As a separate and independent stipulation, the Purchaser's Parent agrees that any obligation, commitment or undertaking expressed to be undertaken by the Purchaser  (including, without limitation, any moneys expressed to be payable under this Agreement) which may not be enforceable against or recoverable from the Purchaser by reason of any legal limitation, disability or incapacity on or of the Purchaser or any fact or circumstance (other than any limitation imposed by this Agreement or other Share Purchase Document) shall nevertheless be enforceable against and recoverable from the Purchaser's Parent as though the same had been incurred by the Purchaser's Parent and the Purchaser's Parent were the sole or principal obligor in respect thereof and shall be performed or paid by the Purchaser's Parent on demand, provided that the Purchaser's Parent shall not be under any greater obligation or liability than the Purchaser in relation to any of the Purchaser's obligation, commitment or undertaking (and the Purchaser's Parent shall be entitled to rely on ay defence to such obligation or liability as may be available to the Purchaser).

EXECUTION VERSION

24.	INCJ PARENT RELEASE
24.1
Subject to the Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed), INCJ, Ltd shall, with effect from the day prior to the Winding Up Date, be irrevocably and unconditionally released from all its obligations and liabilities, whether present or future, actual or contingent (including accrued liabilities) under the Share Purchase Documents and such obligations and liabilities shall cease to exist.

25.	PERFORMANCE BONDS
25.1
Subject to clause 25.2, the Purchaser shall do all such things necessary to procure the irrevocable and unconditional release of the Sellers' Parents from the Performance Bonds Guarantees, including without limitation, agreeing new guarantees of the Performance Bonds and/or procuring new performance bonds, in each case as are acceptable to the beneficiaries of the Performance Bonds, with effect from the earlier of  (i) the expiry of the Performance Bonds to which they relate and (ii) the expiry of the Lock-Up Period.

25.2
In the event that the Eneti Reimbursement and Indemnity relating to the Performance Bonds is terminated or otherwise does not remain in full force and effect, the Purchaser shall do all such things necessary to procure the irrevocable and unconditional release of the Sellers' Parents from the Performance Bonds Guarantees, including without limitation, agreeing new guarantees of the Performance Bonds and/or procuring new performance bonds, in each case acceptable to the beneficiaries of the Performance Bonds.

25.3	No Seller, Seller Parent or any member of its Retained Group shall be under any obligation to guarantee any performance bond issued subsequently to the Completion Date.
25.4
The limitations on liability set out in Part B of Schedule 4 (Limitations on Liability) shall not apply to any claims made by any Seller or any Seller’s Parent under or in connection of this clause 25.

26.	PERFORMANCE BONDS AND PARENT GUARANTEED LOANS GUARANTEES
26.1
Without prejudice to and subject to clause 25 (Performance Bonds) of this Agreement, Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. shall not, prior to the relevant expiry date or repayment date (as applicable), terminate, revoke, rescind, set aside, release, amend, vary, modify in any way, assign (including by way of security), hold on trust, novate, charge and/or subcontract any Guarantee (as applicable).

26.2	Without prejudice to and subject to clause 25 (Performance Bonds) of this Agreement, each of Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. shall:
(a)	observe and perform all obligations on the part of Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. (as applicable) pursuant to the Guarantees (as applicable); and
(b)	be bound by the terms and conditions of the Guarantees (as applicable).
26.3
In consideration for Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd.'s continuation of the Guarantees (as applicable), the Purchaser's Parent unconditionally and irrevocably undertakes, from the Completion Date, to indemnify and hold each of Marubeni Corporation, INCJ, Ltd. and Mitsui O.S.K. Lines, Ltd. harmless from against any loss, cost, damage, expense claim, liability, proceeding or action which has been incurred by or asserted by them in connection with the Guarantees and, on demand to reimburse them for such amounts, together with any fees, commission, charges or other costs and expenses which they are required to pay in connection with the Guarantees or the enforcement hereof.

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26.4
As security for the obligations of the Purchaser's Parent in clause 26.3 in connection with the Marubeni Parent Guarantee and INCJ Parent Guarantee, the Second Priority Security shall be granted in favour of the Junior Security Agent on or before Completion.

26.5
If any action, claim or demand is brought or alleged against INCJ, Ltd., Marubeni Corporation or Mitsui O.S.K Lines, Ltd. (the “Relevant Indemnified Party”) in respect of which an indemnity is to be sought from the Purchaser's Parent (the “Relevant Indemnifying Party”) pursuant to this clause 26, then: (i) the provisions of paragraph 7 of Schedule 4 (Limitations on Sellers’ Liability) shall apply in respect of such claim, and references in paragraph 7 of Schedule 4 (Limitations on Sellers’ Liability) to “Purchaser” or “members of the Purchaser’s Group” shall be read as references to the Relevant Indemnified Party and references to “Sellers” shall be read as references to the Relevant Indemnifying Party; and (ii) the Purchaser's Parent shall indemnify the Relevant Indemnified Party on an after-Tax basis against any liability, cost, damage or expense which may be properly incurred or, as the case may be, properly increased, as a result of the Relevant Indemnifying Party exercising its rights under this clause 26.5 (but without thereby implying any admission of liability on the part of the Purchaser's Parent).

26.6	Subject to clause 26.7:
(a)
the total aggregate liability of the Purchaser's Parent arising under or in connection with this clause 26 in respect of the Performance Bond Guarantees shall not exceed forty-eight million, one hundred and thirty-seven thousand, four hundred and twenty-seven United States dollars ($48,137,427)  plus the amount of incidental costs and expenses;

(b)
the total aggregate liability of the Purchaser's Parent arising under or in connection with this clause 26 in respect of each Performance Bond Guarantee shall not exceed an amount equal to the total guaranteed amount under that Performance Bond Guarantee plus the amount of incidental costs and expenses;

(c)
the total aggregate liability of the Purchaser's Parent arising under or in connection with this clause 26 (Performance Bond Guarantees Indemnity) in respect of the Marubeni Parent Guarantee and the INCJ Parent Guarantee shall not exceed eighty-seven million, six hundred and fifty thousand United States dollars ($87,650,000) plus, in respect of any Marubeni Parent Guarantee and/or INCJ Parent Guarantee provided to Mizuho, any and all obligations incident to that Marubeni Parent Guarantee and/or INCJ Parent Guarantee; and

(d)
the total aggregate liability of the Purchaser's Parent arising under or in connection with this clause 26 (Performance Bond Guarantees Indemnity) shall not exceed one hundred and thirty-five million, seven hundred and eighty-seven thousand, four hundred and twenty-seven United States dollars ($135,787,427)  plus: (i) in respect of any Performance Bond Guarantee, the amount of incidental costs and expenses; and (ii) in respect of any Marubeni Parent Guarantee and/or INCJ Parent Guarantee provided to Mizuho, any and all obligations incident to that Marubeni Parent Guarantee and/or INCJ Parent Guarantee.

26.7	Nothing in clause 26.6 shall exclude or limit liability in respect of any matter for which it would be illegal to exclude or attempt to exclude liability.
26.8	In this clause 26 (Performance Bonds and Parent Guaranteed Loans Guarantees) the following words and expressions have the following meanings:
"Counterparty" means the beneficiary under each of the Guarantees;
"Guarantees" means the Performance Bonds Guarantees, the Marubeni Parent Guarantee and the INCJ Parent Guarantee.

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27.	EFFECT OF COMPLETION
Except to the extent that they have been fully performed (and save whether this Agreement provides otherwise), the provisions of this Agreement shall remain in full force and effect notwithstanding Completion in accordance with the terms and conditions set out in this Agreement.
28.	REMEDIES AND WAIVERS
28.1	Except as provided in Schedule 4 (Limitations on Liability), no delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:
(a)	affect that right, power or remedy; or
(b)	operate as a waiver of it.
28.2
Except as provided in Schedule 4 (Limitations on Liability), the single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

28.3
Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

29.	ASSIGNMENT
29.1
Subject to sub-clauses 29.2 and 29.3, neither the Purchaser nor the Sellers shall, without the prior written consent of the others, assign, or purport to assign, all or any part of the benefit of, or its rights or benefits under, this Agreement or any other Share Purchase Document (together with any causes of action arising in connection with any of them).

29.2
The Purchaser may at any time, upon giving notice to the Sellers, assign all or any part of the benefit of, or its rights or benefits under, the Share Purchase Documents (together with any causes of action arising in connection with any of them) to:

(a)	its successor in title; and/or
(b)
any other member of the Purchaser's Group (or by any such member to or in favour of any other member of the Purchaser's Group) provided that if such assignee subsequently ceases to be a member of the Purchaser's Group, the Purchaser shall procure that prior to its ceasing to be so such assignee reassigns to the Purchaser or (upon giving further written notice to the Sellers) to another member of the Purchaser's Group so much of the rights and benefits under this Agreement or the other Share Purchase Documents as have been assigned to it.

29.3	The parties consent and agree to, and shall be deemed to have granted all necessary releases in respect of, the transfer:
(a)
by INCJ of its rights and obligations under this Agreement to its Sellers' Parent, INCJ, Ltd., and INCJ shall give written notice of such transfer to the other parties within ten (10) Business Days following the date of such transfer;

(b)
by Marubeni of its rights and obligations under this Agreement to its Sellers' Parent, Marubeni Corporation or any other member of Marubeni's Retained Group that is a subsidiary or a subsidiary undertaking of Marubeni Corporation, and Marubeni shall

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give written notice of such transfer to the other parties within ten (10) Business Days following the date of such transfer; and
(c)
by MOL of its rights and obligations under this Agreement to its Sellers' Parent, Mitsui O.S.K. Lines, Ltd. or any other member of MOL's Retained Group that is a subsidiary or a subsidiary undertaking of Mitsui O.S.K. Lines, Ltd., and MOL shall give written notice of such transfer to the other parties within ten (10) Business Days following the date of such transfer, and following completion of each such transfer contemplated above, INCJ, Ltd, Marubeni Corporation and Mitsui O.S.K. Lines, Ltd (as applicable) each hereby undertakes to assume, and fulfil, all obligations of INCJ, Marubeni and MOL (as applicable) under the terms of this Agreement towards the Purchaser and the Purchaser’s Parent (as the case may be).
30.	FURTHER ASSURANCE
Each party shall at its own cost, from time to time on request of the other parties, whether on or after Completion, do or procure the doing of all acts and/or execute or procure the execution of all documents as may be reasonably required to give full effect to the Share Purchase Documents.
31.	ENTIRE AGREEMENT
31.1	The Share Purchase Documents constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares.
31.2
Except in the case of fraud, each party acknowledges that it is entering into the Share Purchase Documents in reliance upon only the Share Purchase Documents and that it is not relying upon any other pre contractual statement.

31.3
For the purposes of this clause, "pre contractual statement" means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement/Share Purchase Documents made or given by any person at any time prior to this Agreement becoming legally binding.

31.4	This Agreement may only be varied in writing signed by each of the parties.
32.	NOTICES
32.1	A notice under this Agreement shall only be effective if it is in writing. E-mail is permitted.
32.2	Notices under this Agreement shall be sent to a party at its address and e-mail address and for the attention of the individual set out below:
Party and title of individual	Address	For the attention of	E-mail address
Marubeni	95 Gresham Street, London, United Kingdom, EC2V 7AB	Hiroshi Tachigami	Tachigami-h@marubeni.com
INCJ	Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Peter Niklai	p- niklai984@incj.co.jp

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MOL	MOL (Europe Africa) Ltd. – Offshore & LNG Project Division, 3 Thomas More Square, London, E1W 1WY, United Kingdom	Takeyasu Moriguchi	zzusr-WINPA@molgroup.com
Purchaser	Le Millenium 9, Boulevard Charles III MC, 98000 Monaco	Legal Department	legal@scorpiogroup.net
Company	Prior to Completion: South Denes Business Park, South Beach Parade, Great Yarmouth, Norfolk, NR30 3QR	Thomas Berg	thomas.berg@seajacks.com
	After Completion: Le Millenium 9, Boulevard Charles III MC, 98000 Monaco	Legal Department	legal@scorpiogroup.net
Purchaser's Parent	Le Millenium, 9 Boulevard Charles III, 98000 Monaco	Legal Department	legal@scorpiogroup.net
Marubeni Corporation	4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Hiroshi Tachigami	Tachigami-h@marubeni.com
INCJ, Ltd.	Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Peter Niklai	p- niklai984@incj.co.jp
Mitsui O.S.K. Lines, Ltd	1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Masayuki Sugiyama	zzusr-WINPA@molgroup.com

Provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause 32.  That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.
32.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:
(a)	if delivered personally, on delivery;
(b)	if sent by first class inland post, two clear Business Days after the date of posting;

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(c)	if sent by airmail, ten clear Business Days after the date of posting; and
(d)	if sent by e-mail, subject to clause 32.4, when sent.
32.4
Any notice given under this Agreement outside Working Hours in the country in which the physical address of the addressee of the notice (as listed in clause 32.2) is situated shall be deemed not to have been given until the start of the next period of Working Hours in such place.

32.5	The provisions of this clause 32 shall not apply in relation to the service of Service Documents.
33.	ANNOUNCEMENTS
33.1
No announcement concerning the sale of the Shares or any ancillary matter shall be made by any party without the prior written approval of the other parties, such approval not to be unreasonably withheld or delayed.  This sub-clause does not apply in the circumstances described in sub-clause 33.2.

33.2	A party may, after notice to the other parties, make an announcement concerning the sale of the Shares or any ancillary matter if required by:
(a)	law; or
(b)	any securities exchange or regulatory or governmental body or any Tax Authority to which that party is subject or submits, wherever situated, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of the announcement with the other parties before making the announcement.
33.3	The restrictions contained in this clause 33 shall continue to apply after Completion or the termination of this Agreement without limit in time.
34.	CONFIDENTIALITY
34.1	Subject to clause 33 (Announcements) and sub-clause 34.2:
(a)	each party shall treat as confidential and not disclose or use any information received or obtained as a result of entering into or performing the Share Purchase Documents which relates to:
(i)	the provisions of the Share Purchase Documents; or
(ii)	the negotiations relating to the Share Purchase Documents;
(b)
the Purchaser shall treat, and shall procure that each member of the Purchaser's Group shall treat, as confidential and not disclose or use any information concerning any member of the Retained Group (including prior to Completion the Group) obtained or received as a result of the negotiation and entering into of the Share Purchase Documents; and

(c)
the Sellers shall treat, and shall procure that each member of the Retained Group shall treat, as confidential and not disclose or use any information (i) obtained or received concerning any member of the Purchaser's Group as a result of the negotiation and entering into of the Share Purchase Documents and (ii) retained after Completion concerning the Group.

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34.2	Notwithstanding the provisions of sub-clause 34.1, a party may disclose or use any such confidential information if and to the extent:
(a)	required by applicable law of any relevant jurisdiction or for the purposes of any Proceedings;
(b)
required by any securities exchange or regulatory or governmental body or any Tax Authority to which that party is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(c)	such disclosure is made by sharing such information on a confidential basis with a Tax Authority in the course of dealing with its Tax affairs or the Tax affairs of any member of its group;
(d)	required to vest the full benefit of any Share Purchase Document in that party;
(e)
the disclosure is made by the Purchaser or the Purchaser's Parent to their or the Purchaser's Group's directors, officers, employees or representatives, if it is reasonably required in connection with the Share Purchase Documents (and provided that such persons are required to treat that information confidential);

(f)
the disclosure is made by the Sellers or the Sellers’ Parents to their or the Retained Group's (or, prior to Completion, the Group's) directors, officers, employees or representatives, or to the directors, officers, employees or representatives of the holding companies of the Sellers’ Parents, if it is reasonably required in connection with the Share Purchase Documents (and provided that such persons are required to treat that information confidential);

(g)	the disclosure is made to the professional advisers, auditors and bankers of that party on a need to know basis and provided they have a duty to keep such information confidential;
(h)	the information has come into the public domain through no fault of that party; or
(i)	the other parties has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.
Provided that any such information disclosed pursuant to sub-clause 34.2(a), (b) or (c) shall be disclosed (where reasonably practicable and not otherwise prohibited by applicable law or regulation) only after notice has been given to the other parties of such requirement with a view to providing the other party with the opportunity to contest such disclosure or use or otherwise agreeing the content and timing of such disclosure.
34.3	The restrictions contained in this clause 34 shall continue to apply after Completion or the termination of this Agreement without limit in time.
35.	COSTS AND EXPENSES
35.1
Except as otherwise stated in any other provision of this Agreement or the other Share Purchase Documents, each party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Shares and the preparation, execution and carrying into effect of this Agreement, the other Share Purchase Documents and all other documents referred to in this Agreement.

35.2
The Purchaser shall be liable for all stamp duty, stamp duty reserve tax, stamp duty land tax, transfer and registration Taxes, notarial fees, registration fees, and other similar Taxes or similar fees and duties, in each case imposed or arising with respect to the transactions

EXECUTION VERSION

contemplated in this Agreement and any of the Share Purchase Documents (other than the sale of the NG 2500 Unit as contemplated by clause 18 of this Agreement), and any related interest, penalties, surcharges, fines and additions in respect thereof.
36.	COUNTERPARTS
36.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.
36.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.
37.	INVALIDITY
If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:
(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or
(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
38.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.
39.	CHOICE OF GOVERNING LAW
This Agreement is to be governed by and construed in accordance with English law.  Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.
40.	ARBITRATION
40.1
All disputes arising out of or in connection with this Agreement, including any dispute relating to non-contractual obligation arising out of or in connection with this Agreement (each a "Dispute"), shall be referred to and finally resolved by arbitration under the rules then in effect of, the International Chamber of Commerce, which rules (the "Rules") are deemed to be incorporated by reference into this clause 40.  The Arbitral Tribunal shall consist of three (3) arbitrators.  The seat, or legal place, of the arbitration shall be London, England.  The language of the arbitration shall be English.  Judgement upon any award or decision may be entered in, and enforced by, any court of competent jurisdiction.

40.2	This clause 40 shall not restrict or prohibit any Party from seeking interim relief in any court of competent jurisdiction.
41.	AGENT FOR SERVICE
41.1
The Purchaser and the Purchaser's Parent irrevocably appoint Scorpio UK Limited with a registered office of Suite 1, 3rd Floor 11-12 St. James's Square, London, United Kingdom, SW1Y 4LB to be their agent for the receipt of Service Documents.  It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

EXECUTION VERSION

41.2
Each Sellers’ Parent irrevocably appoint (i) Marubeni Europe plc with a registered office  of 95 Gresham Street, London, United Kingdom, EC2V 7AB (in respect of Marubeni Corporation), (ii) Cogency Global (UK) Limited, 6 Lloyds Avenue, Unit 4CL, London EC3N 3AX (in respect of INCJ, Ltd.) and (iii) MOL (Europe Africa), Ltd, with a registered office  of  3 Thomas More Square, London, United Kingdom, E1W 1WY (in respect of Mitsui O.S.K. Lines, Ltd.) to be their agent for the receipt of Service Documents.  Each Sellers’ Parent agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

41.3
If an agent at any time ceases for any reason to act as such, the Purchaser, the Purchaser's Parent and/or the Sellers’ Parents (as applicable) shall appoint a replacement agent having an address for service in England or Wales and shall notify the other parties of the name and address of the replacement agent.  Failing such appointment and notification, the other parties shall be entitled by notice to the relevant overseas party to appoint a replacement agent to act on behalf of the overseas party.  The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.

41.4
A copy of any Service Document served on an agent shall be sent by post to the party it is acting as agent for.  Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

42.	LANGUAGE
42.1	Each notice, demand, request, statement, instrument, certificate, or other communication under or in connection with this Agreement shall be:
(a)	in English; or
(b)	if not in English, accompanied by an English translation made by a translator, and certified by an officer of the party giving the notice to be accurate.
42.2	The receiving party or its agent (as appropriate) shall be entitled to assume the accuracy of and rely upon any English translation of any document provided pursuant to sub-clause 42.1(b).

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SCHEDULE 3
(Warranties)
Part A – Sellers’ Warranties
For the purposes of this Schedule 3 Part A, references to “the Sellers” shall be construed as a reference to “each Seller”.
1.	Ownership of the Shares
1.1	Each of the Sellers is the sole legal and beneficial owner of the Shares set opposite his name in Schedule 7 (Ownership of the Shares and Consideration Shares).
1.2
Other than as provided in the Share Purchase Documents, there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or equity on, over or affecting the Shares or any of them and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any.

2.	Capacity of the Sellers
2.1
Each of the Sellers and the Sellers’ Parents is validly incorporated, in existence and duly registered and has the requisite capacity, power and authority to enter into and perform this Agreement and to execute, deliver and (subject to the satisfaction (or waiver in accordance with this Agreement) of the applicable conditions) perform any obligations it may have under each document to be delivered by the Sellers and the Sellers’ Parents at Completion.

2.2
The obligations of each of the Sellers and the Sellers’ Parents under this Agreement constitute, and the obligations of each of the Sellers and the Sellers’ Parents under each document to be delivered by the Sellers and the Sellers’ Parents at Completion will when delivered constitute, binding obligations of the Sellers and the Sellers’ Parents in accordance with their respective terms.

2.3
The execution and delivery of, and the performance by each of the Sellers and the Sellers’ Parents of its obligations under, this Agreement and each document to be delivered by the Sellers and the Sellers’ Parents at Completion will not:

(a)	result in a material breach of any provision of the constitutional documents of any of the Sellers or of any member of the Group; or
(b)	result in a material breach of, or constitute a material default under, any instrument by which any of the Sellers, the Sellers’ Parents or any member of the Group is bound; or
(c)
so far as the Seller is aware, subject to the satisfaction of the applicable conditions, result in a breach of any statute, law, rule, regulation, order, judgment or decree of any court or governmental agency by which the Seller, the Seller’s Parent or any member of the Group is bound and which is material in the context of the transactions contemplated under this Agreement; or

(d)	so far as the Seller is aware, require the consent of the shareholders of any of the Sellers, the Sellers’ Parents or the shareholders of the Company or of any other person.

EXECUTION VERSION

3.	Group structure and corporate matters
3.1	The Shares and all shares held by any member of the Group in any other member of the Group have been validly issued and allotted and are fully paid up.
3.2	The issued share capital referenced in Part A of Attachment 1 constitutes the entire issued share capital of the Company.
3.3
There is no agreement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment, issue or transfer of, any shares (including the Shares) or debentures in or securities of any member of the Group.

3.4
None of the Shares nor any shares held by any member of the Group in any other member of the Group are subject to any rights of pre-emption or restrictions on transfer and there are no circumstances existing which may give rise to a restriction being placed on any of the Shares.

3.5
Part B of Attachment 1 (Basic information about the Subsidiaries) list all the Subsidiaries of the Company and no member of the Group has any ownership interest in any other body corporate, unincorporated body, undertaking or association which is not a member of the Group and so listed.

3.6
The information given in Part A of Attachment 1 (Basic information about the Company) is true and accurate in all respects and is not misleading because of any omission or ambiguity or for any other reason.

3.7	The copies of the constitutional documents of each member of the Group contained in the Data Room are complete and accurate in all respects.
3.8
The statutory books of each member of the Group have been properly kept in all material respects and contain an accurate record of the matters which should be dealt with in those books and, so far as the Seller is aware, no notice or allegation that any of them is incorrect or should be rectified has been received.

4.	Accounts
So far as the Seller is aware, the Accounts:
(a)	were prepared in accordance with applicable law and accounting principles and practices generally accepted in the United Kingdom, Bermuda, Taiwan, Japan and the USA at the time they were audited;
(b)	subject to paragraph (a), were prepared on a basis consistent with the audited financial statements for the previous three financial periods and are complete and accurate in all material respects; and
(c)
show a true and fair view of the state of affairs of members of the Group to which they relate, and of the Group as a whole at each accounting reference date to which the Accounts relate and of the profits or losses of members of the Group to which they relate, and of the Group as a whole, for each accounting period to which the Accounts relate.

EXECUTION VERSION

5.	The Management Accounts
5.1
So far are the Seller is aware, the Management Accounts fairly present the state of affairs of the Group at each date to which they relate and of the profits or losses of the Group for each accounting period to which they relate.

5.2	So far as the Seller is aware, the Management Accounts are not affected by any extraordinary, exceptional or non-recurring items which are material.
6.	Locked Box
The Effective Date Balance Sheet:
(a)	has been prepared on a basis consistent with that used in preparing the Accounts and with due care and attention;
(b)	fairly represents the assets and liabilities of the Group as at the Effective Date;
(c)	makes appropriate provision or reserve for (or otherwise discloses) all material liabilities of the Group as at the Effective Date; and
(d)	otherwise does not misstate the assets and liabilities of the Group or any other balance sheet item set out therein, in each case at the Effective Date.
7.	Events since the Effective Date
So far as the Seller is aware, since the Effective Date:
(a)
there has been no material adverse change in the financial or trading position or prospects of any member of the Group and so far as the Company is aware no circumstance has arisen which give rise to any such change;

(b)	the business of each member of the Group has been carried on in the ordinary and usual course in all material respects;
(c)
no asset of a value in excess of US$1 million has been acquired or disposed of on capital account or has been agreed to be acquired or disposed of and no contract involving expenditure by it on capital account has been entered into by any member of the Group, other than as provided in the Transaction Model;

(d)
except as otherwise permitted or contemplated in the Share Purchase Documents, no resolution in general meeting or written resolution of shareholders of any member of the Group has been passed other than resolutions relating to routine business; and

(e)	no change in the accounting reference period of any member of the Group has been made.
8.	Company Material Contracts
8.1	In this paragraph 8, “Company Material Contract” shall have the meaning given in Schedule 12.
8.2	So far as the Seller is aware:
(a)
the copy of each Company Material Contract provided in the Data Room is true and accurate and up-to-date and each Company Material Contract is in full force and effect and binding on the parties to it;

EXECUTION VERSION

(b)	there is no breach of any material term of each Company Material Contract by the relevant member of the Group and each counterparty to each Company Material Contract;
(c)
no party to a Company Material Contract is in material breach of any Company Material Contract and no member of the Group has received written notice that it is in material breach of any Company Material Contract or given written notice that any counterparty to a Company Material Contract is in material breach of that Company Material Contract;

(d)	no Company Material Contract has expired or terminated and there are no grounds for termination, rescission, avoidance or repudiation of any Company Material Contract;
(e)
no written notice of termination, rescission or repudiation or of intention to terminate, rescind or repudiate or not to extend (where relevant) has been received or given by any member of the Group in respect of any Company Material Contract;

(f)	no written notice of force majeure has been received or given by any member of the Group in respect of any Company Material Contract;
(g)
there is no material dispute that is ongoing, or that has been threatened in writing by or against any member of the Group in relation to any Company Material Contract and no event has occurred which is reasonably likely to give rise to a material dispute in relation to any Company Material Contract;

(h)
no Company Material Contract has been assigned and there is no counterparty to a Company Material Contract intending to assign, or of any event that has occurred which is reasonably likely to give rise to an assignment of, any Company Material Contract; and

(i)
the entry into and performance of this Agreement by the Sellers will not enable any other party to a Company Material Contract to vary, or terminate its obligations under such Company Material Contract other than such Company Material Contracts in relation to which Change of Control Waivers are required, nor result in the loss by the relevant member of the Group of a material benefit under such Company Material Contract.

9.	Powers of attorney
So far as the Seller is aware, no member of the Group has given any power of attorney or other authority (express, implied or ostensible) which is still outstanding or effective as at Completion to any person to enter into any contract or commitment on its behalf other than to its employees to enter into routine trading contracts in the normal course of their duties.
10.	Grants and allowances
So far as the Seller is aware, no member of the Group has applied for or received any grant, allowance, aid or subsidy from any supranational, national or local authority or government agency during the last six years.
11.	Insurances
11.1
Each member of the Group has maintained adequate insurance cover against risks normally insured against by companies carrying on a similar business and adopting a reasonably prudent approach in line with market standards, and in particular has maintained all insurance required by statute.

EXECUTION VERSION

11.2
Full details of the insurance policies in respect of which any member of the Group has an interest are included in the Data Room, all such policies are in full force and effect and are not void or voidable, no claims (save as Disclosed) are outstanding and so far as the Seller is aware no event has occurred which might give rise to any claim.

12.	Arrangements between the Group and the Seller
12.1
Material details of any goods and services (including management and other head office services) supplied by any person connected with the Sellers to any member of the Group, or supplied by any member of the Group to any person connected with the Sellers, during the accounting period ended on the Effective Date or subsequently are set out in the Disclosure Letter. The details include the name of the relevant person connected with the Seller, the name of the relevant member of the Group, the nature and amount of the supplies and the terms of supply.

12.2
So far as the Seller is aware, no indebtedness (actual or contingent) and no contract or arrangement (in particular, but without limitation, any contract or arrangement in connection with loans or borrowings, Property, Intellectual Property, Information Technology, Business Information, supply arrangements or seconded employees) is outstanding between any member of the Group and any person connected with the Sellers.

12.3	So far as the Seller is aware, no member of the Group has agreed to guarantee or provide any securities or indemnities in relation to any debt or obligation of any person connected with the Sellers.
12.4	The following persons are deemed to be connected with the Seller:
(a)	any member of the Retained Group; or
(b)	any person beneficially interested in any part of the share capital of any member of the Group immediately prior to the execution of this Agreement; or
(c)	any person connected with the Seller or any member of the Retained Group or any such person; or
(d)	any director of any member of the Group or of the Seller which is a body corporate or of any member of the Retained Group; or
(e)	any person connected with any such director.
13.	Bank accounts and borrowings
13.1	Full details of all bank accounts maintained by each member of the Group are set out in or attached to the Disclosure Letter. These details include in each case:
(a)	the name and address of the bank with whom the account is kept and the number and nature of the account;
(b)	all direct debit or standing order or similar authorities applicable to the account;
(c)	statements showing all payments and receipts on the account for the period of three months ended on, and the balance on each account as at, the close of business on 16 July 2021.

EXECUTION VERSION

13.2
So far as the Seller is aware, the total amount borrowed by each member of the Group from its bankers does not exceed its financial facilities and the total amount borrowed from whatsoever source does not exceed any limitation on its borrowing contained in the relevant member’s articles of association.

13.3
So far as the Seller is aware, except as Disclosed, no member of the Group has any outstanding loan capital, nor has any member of the Group incurred or agreed to incur any borrowing which it has not repaid or satisfied, nor is any member of the Group a party to or under any obligation in relation to:

(a)
any overdraft, loan agreement, debenture, acceptance credit facility, bill of exchange, promissory note, performance bonds, letters of credit, finance lease, debt or inventory financing, discounting or factoring arrangement or sale and lease back arrangement; or

(b)	any other arrangement the purpose of which is to raise money or provide finance or credit, and so far as the Seller is aware, neither the Sellers nor any member of the Group have done anything whereby continuance of the existing financial facilities have been adversely affected or prejudiced.
13.4	No member of the Group holds or is liable on any share or security which is not fully paid up or which carries any liability.
13.5
So far as the Seller is aware, no member of the Group has lent or agreed to lend in writing any money which has not been repaid to it or owns the benefit of any debt present or future (other than debts due to it in respect of the sale of trading stock in the normal course of trading).

13.6	So far as the Seller is aware, no member of the Group holds any security, guarantee or indemnity which is not valid and enforceable by that member in accordance with its terms.
13.7
So far as the Seller is aware, no event which is or, with the passing of any time or the giving of any notice, certificate, declaration or demand, would become an event of default under or any breach of any of the terms of any loan capital, borrowing, debenture or financial facility of any member of the Group or would entitle any third party to call for repayment prior to normal maturity has occurred or been alleged.

14.	Working capital
So far as the Seller is aware, the existing bank and other facilities set out in the Data Room provide each member of the Group with sufficient working capital for its present requirements (that is to say, to enable it to continue to carry on its business substantially in its present form and substantially at its present level of turnover) and for the purpose of performing in accordance with their terms all orders, projects and contractual obligations which have been placed with or undertaken by it in all material respects.
15.	Insolvency
15.1
No order has been made, no petition has been presented, no notice has been given, no meeting has been convened to consider a resolution and no resolution has been passed for the winding up of any member of the Group.

15.2	No administration order has been made or petition presented or application made for such an order and no administrator has been appointed or notice given or filed or step taken or procedure

EXECUTION VERSION

commenced with a view to the appointment of an administrator in respect of any member of the Group.
15.3	No receiver (which expression shall include an administrative receiver) has been appointed in respect of any member of the Group or all or any of its assets.
15.4
No composition, compromise, assignment or arrangement with any of its creditors (including but not limited to a voluntary arrangement or scheme of arrangement) has been proposed or entered into in respect of any member of the Group.

15.5	No statutory moratorium is in force nor has any step been taken or procedure commenced with a view to entering into such a moratorium in respect of any member of the Group.
15.6	No distress, execution, attachment, sequestration or other process has been levied on, and no step has been taken towards the enforcement of any security over, any asset of any member of the Group.
15.7	No member of the Group is unable to pay its debts as they fall due.
15.8	The value of the assets of any member of the Group is not less than the amount of its liabilities, taking into account its contingent and prospective liabilities.
15.9	No step or event analogous to any of the foregoing has occurred in relation to any member of the Group outside England and Wales.
16.	Licences
16.1
So far as the Seller is aware, all regulatory licences, permits, consents, authorisations and other permissions and approvals required for or in connection with the carrying on of the business now being carried on by each member of the Group (in this Schedule, “Licences”):

(a)	have been obtained and are in full force and effect;
(b)	are contained in the Data Room; and
(c)	are not limited in duration or subject to onerous conditions.
16.2
So far as the Seller is aware, all reports, returns and information required by law or as a condition of any Licence to be made or given to any person or authority in connection with the business of any member of the Group have been made or given to the appropriate person or authority.

16.3
So far as the Seller is aware, there is no circumstance which reasonably indicates that any Licence may be varied, revoked or not renewed, or which may confer a right of variation or revocation and, without prejudice to the generality of the foregoing, so far as the Seller is aware:

(a)	there is no investigation, enquiry or proceeding outstanding which is reasonably likely to result in the suspension, cancellation, modification or revocation of any Licence; and
(b)
there has been no material breach of any of the Licences, no written notice has been received by any member of the Group or the Sellers that any Licence may be revoked or alleging in writing that any member of the Group is in material breach and none of the Licences is reasonably likely to be suspended, modified or revoked.

EXECUTION VERSION

17.	Litigation and claims
17.1
So far as the Seller is aware, save in respect of ordinary course disputes or negotiations relating to sums due to members of the Group under customer contracts, in each case which are not material to the Group as a whole:

(a)	no member of the Group is currently engaged in any litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings, whether as claimant, defendant or otherwise;
(b)	no litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings by or against any member of the Group is pending or has been threatened in writing:
(c)	there is no fact or circumstance likely to give rise to any litigation, arbitration, mediation or administrative or criminal proceedings.
17.2
So far as the Seller is aware, no member of the Group has committed or is liable for any criminal, illegal, unlawful or unauthorised act or breach of any obligation or duty whether imposed by or pursuant to statute, contract or otherwise, and no claim that it has or is remains outstanding against any such member.

17.3
So far as the Seller is aware, each member of the Group has conducted and is conducting its business and operations in all material respects in accordance with all applicable laws and regulations in each jurisdiction in which it has carried on or currently carries on its business.

18.	Bribery Act
18.1
In this paragraph, an “Associated Person” means, in relation to a company, a person (including an employee, agent or subsidiary) who performs or has performed services for and on that company’s behalf.

18.2	The Company has adequate policies in place aimed at preventing any activity, practice or conduct which would constitute an offence under the Bribery Act.
18.3
Neither the Company nor any of the Subsidiaries nor, so far as the Seller is aware, any of their Associated Persons is or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence or alleged offence under the Bribery Act, and, so far as the Seller is aware, no such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

19.	Data Protection
19.1	In this paragraph:
“Data Protection Legislation” means any law relating to the processing of personal data as applicable to any member of the Group, including, as applicable:
(a)	the Data Protection Act 2018;
(b)
the Privacy and Electronic Communications (EC Directive) Regulations 2003 and any regulation from time to time in any member state of the European Union or European Economic Area which implements Directive 2002/58/EC of the European Parliament;

EXECUTION VERSION

(c)
the General Data Protection Regulation (EU) 2016/679 of the European Parliament (the “GDPR”) and any legislation or regulation implementing or exercising derogations under the GDPR from time to time in any member state of the European Union or European Economic Area;

(d)
the GDPR as enacted under the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 and The Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (including as further amended or modified by the laws of the United Kingdom or a part of the United Kingdom from time to time)  (the “UK GDPR”); and

(e)	any applicable legally-binding rules or other legal requirements issued by a data protection authority in respect of the Processing of personal data.
“Personal Data Breach” has the meaning given to it in Data Protection Legislation; and
“Processing” has the meaning given to it in Data Protection Legislation.
Compliance with laws
19.2	So far as the Seller is aware, each member of the Group is in compliance, in all material respects, with Data Protection Legislation.
Data breaches and infringements
19.3
Except as would not reasonably be expected to be material to the Group (taken as a whole), so far as the Seller is aware, no member of the Group, nor any person Processing personal data on its behalf has in the two years prior to the date of this Agreement suffered a Personal Data Breach.

20.	Competition and trade regulation
So far as the Seller is aware:
(a)
no member of the Group is or has been a party to any agreement or arrangement which infringes Article 101 or 102 of the Treaty on the functioning of the European Union or section 2 or section 18 of the Competition Act 1998 or any other antitrust legislation in any jurisdiction in which any member of the Group carries on business;

(b)
no member of the Group is currently subject to any order of or investigation by any national competition authority including the European Commission under any antitrust legislation in any jurisdiction in which any member of the Group carries on business;

(c)
no undertaking has been given by any member of the Group to any governmental authority (including, without limitation, the authorities of the European Union) under any anti-dumping or other trade regulation legislation;

(d)	no member of the Group is or has been in receipt of State Aid; and
(e)	no member of the Group is aware of any investigation in relation to the receipt or alleged receipt by it of any aid or alleged aid.
21.	Vessels
21.1	For the purposes of this paragraph 21, “Vessel Owner” shall mean: (a) in the case of Seajacks Hydra, Seajacks 4 Limited, (b) in the case

EXECUTION VERSION

of Seajacks Kraken, Seajacks 1 Limited, (c) in the case of Seajacks Leviathan, Seajacks 2 Limited, (d) in the case of Seajacks Scylla, Seajacks 5 Limited, and (e) in the case of Seajacks Zaratan, Seajacks 3 Japan LLC.
21.2	So far as the Seller is aware,
(a)
each Vessel has her class maintained without condition/recommendation, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other required certificates, valid and unextended without condition/recommendation by the classification society or the relevant authorities and any such condition or recommendation previously existing was promptly and adequately dealt with and reported to its class or flag as the case may be;

(b)
the Vessels are duly registered in the ship registry applicable for each Vessel as a registered ship under the laws and flag of the relevant flag state as set out in Schedule 9 (Description of the Vessels);

(c)
the Vessels are:  (i) safely afloat, anchored, affixed to the seabed by way of the Vessels jacking system, moored or underway; (ii) seaworthy in all material respects for hull and machinery insurance warranty purposes; (iii) in good condition, fair wear and tear excepted; (iv) free and clear of arrest and detention; (v) free of any governmental or other restrictions; and (vi) in compliance with maritime laws and regulations, including, but not limited to ISM and ISPS codes;

(d)
no claims have been received from any governmental body regarding any breaches of sanctions relating to any of the Vessels for which any Company may be held liable in respect of any action taken against any Company or any Vessel;

(e)
the Vessels have not been employed in any trade or business which is unlawful under the laws of any relevant jurisdiction or in carrying illicit or prohibited goods, or in any manner whatsoever which may render any Vessel liable to condemnation in a court or to destruction, seizure or confiscation; and

(f)	the Vessels have not at any time touched bottom except for the Vessels’ spud cans during normal jacking operations, suffered from any underwater damage at any time and the hulls are free of defects.
21.3	Each Vessel Owner is the sole legal and beneficial owner of each relevant Vessel and the existing encumbrances on each Vessel are Disclosed in the Data Room.
21.4
In respect of each Vessel, the relevant Vessel Owner holds all registrations, records of voyages and records of maintenance/repairs as are required to be kept by Class, applicable law or regulation for their current operations.

21.5
No Vessel has been involved in a collision (or other incident) causing material damage to the condition of such Vessel and there has been no cause to notify the relevant Class certification society of any matter which could cause the Class certification for such Vessel to be revoked, varied or which has resulted in an inspection of the relevant Vessel by the Class certification society.

21.6
Where there is a specific provision in a charter requiring the Vessel Owner (or any other member of the Group) to indemnify the charterer in respect of any claims made by any owners of any goods carried under the charter, the relevant member of the Group has appropriate insurance in place and so far as the Seller is aware remains in full force and effect and has been Disclosed.

21.7	No member of the Group has an outstanding insurance claim in relation to any Vessel or, so far as the Seller is aware, has grounds to make an insurance claim in relation to any Vessel.

EXECUTION VERSION

22.	Intellectual Property and Business Information
22.1	Accurate details of all registered Intellectual Property (and applications for any such right) owned by any member of the Group as of the date of this Agreement are set out in the Data Room.
22.2
Except as would not reasonably be expected to be material to the Group (taken as a whole), as far as the Seller is aware, no third party is infringing or making unauthorised use of (and has not infringed or made unauthorised use of in the three years prior to the date of this Agreement) any Intellectual Property owned by any member of the Group.

22.3
Except as would not reasonably be expected to be material to the Group (taken as a whole), as far as the Seller is aware, no third party licensee of any material Intellectual Property belonging to any member of the Group is in breach of any material term of the applicable licence thereof.

22.4
Except as would not reasonably be expected to be material to the Group (taken as a whole), as far as the Seller is aware, the activities of the Group do not infringe or make unauthorised use of, (and have not infringed or made unauthorised use of in the two years prior to the date of this Agreement) the Intellectual Property of any third party.

22.5
Except as would not reasonably be expected to be material to the Group (taken as a whole), the Intellectual Property owned by any member of the Group is not, as of the date hereof, the subject of any litigation or other written dispute, written claim, opposition or administrative proceeding (other than the ordinary course prosecution of such Intellectual Property before the relevant governmental authority).

22.6
The representations and warranties set forth in this paragraph 22 are the sole representations and warranties of the Seller relating to infringement, misappropriation or other violations of the Intellectual Property of any third party and no other representations or warranties contained in this Agreement shall be construed to cover any such matter.

23.	Information Technology
23.1
Except as would not reasonably be expected to be material to the Group (taken as a whole), all Information Technology which is owned by or used by any member of the Group operates and performs as needed to carry on the business conducted by that member of the Group in the manner currently carried on.

23.2
Except as would not reasonably be expected to be material to the Group (taken as a whole), the Group either owns or has a contractual right to use or benefit from all Information Technology necessary to carry on the business conducted by the Group in the manner currently carried on.

24.	Property
24.1	In relation to each Relevant Property, so far as the Seller is aware:
(a)	there are no unusually onerous provisions in the Letting Documents;
(b)	the rent and all other sums payable under the Letting Documents have been paid and all covenants and conditions have been observed and performed in all material respects;
(c)	any consents required for the grant of the Letting Documents have been obtained; and

EXECUTION VERSION

(d)	there are no rent reviews under the Letting Documents which are outstanding or exercisable from a date prior to the Completion Date.
24.2	Except for the Relevant Properties, the Company does not own, let, occupy or otherwise use any property or have any legal or equitable right in relation to any property.
24.3	All of the information contained in Attachment 2 is complete and accurate in all material respects.
24.4	So far as the Seller is aware, no member of the Group has:
(a)	any liability (whether actual or contingent) in respect of any land or buildings formerly owned or occupied by it or in respect of any related documentation; and/or
(b)	any liability (whether actual or contingent) under any guarantee or indemnity in respect of any land or buildings.
25.	Environment, health and safety
In this paragraph:
“EHS Claim”	means any notice of liability, order, action, proceedings, litigation, claim or complaint, in each case in writing, by any regulatory body or any person under EHS Laws or in relation to EHS Matters;
“EHS Laws”
means, in each case to the extent legally enforceable against the Group as of the date of this Agreement:

(a)  international treaties and laws, including the International Convention for the Prevention of Pollution from Ships (“MARPOL”), in each case as implemented in national legislation;

(b)  European Union directives and regulations;

(c)  statutes and subordinate legislation and other national, federal, state and local laws; and

(d)  common laws or civil codes;

in each case, as they relate to or apply to EHS Matters;

“EHS Matters”
means:

(a)  pollution or contamination with Hazardous Materials;

(b)  the disposal, release, spillage, deposit, escape, discharge, leak or emission of, Hazardous Materials or Waste;

(c)  exposure of any person to Hazardous Materials or Waste;

(d)  matters related to health and safety at work;

(e)  the creation or existence of any noise, vibration, radiation, common law or statutory nuisance, or other adverse impact on the Environment;

“EHS Permits”	means any permit, registration, certification, licence, consent, or authorisation, in each case issued by a regulatory body in relation to EHS Matters;

EXECUTION VERSION

“Environment”
means all or any part of the air (including the air within buildings and the air within other natural or man-made structures above or below ground), water and land and any living organisms or systems supported by those media; and

“Hazardous Material”	means any substances or pollutants that are regulated, controlled, prohibited or restricted by EHS Laws for being hazardous or toxic or otherwise having an adverse impact on the Environment.
“Waste”
means any substance or material which is regulated, controlled, prohibited or restricted by EHS Law as “waste” including anything which is abandoned, unwanted or surplus irrespective of whether it is capable of being recovered or recycled or has any value.

25.1	Except as would not have a material adverse change on the Group (taken as a whole), so far as the Seller is aware:
(a)
each member of the Group has obtained all EHS Permits which are required under EHS Laws for the carrying on of its  business or in relation to any Relevant Properties it owns or leases, and all such EHS Permits are valid, subsisting and in full force and effect; and

(b)	each member of the Group is in compliance with EHS Law and no member of the Group is subject to any EHS Claim, and, so far as the Seller is aware, none is threatened.
25.2
The representations and warranties set forth in this paragraph 25 are the sole representations and warranties of the Seller relating to environment, health and safety and no other representations or warranties contained in this Agreement shall be construed to cover any such matter.

26.	Employment
26.1	So far as the Seller is aware all employees of the Group work wholly or predominantly in or for the benefit of the business of the Group;
26.2	So far as the Seller is aware:
(a)	no Senior Employee has given or is expected to give notice terminating their contract of employment or is under notice of dismissal; and
(b)
there are no outstanding offers of employment or engagement made by any member of the Group to any person that would constitute a Senior Employee if they so accepted such offer and no person has accepted such an offer but not yet taken up the position.

26.3
Summary details of all remuneration (including, but not limited to, all salary increases currently effective and/or which will become effective and bonus payments whether paid in the six months prior to the date of this Agreement, are currently due or are due to be paid in the six month period following Completion) and material benefits provided or which each member of the Group is bound to provide, whether now or in the future and in cash or otherwise, including any remuneration and material benefits related to shift allowances, offshore allowances, holiday and day-in-lieu arrangements, material loans granted to employees, sales, profits, turnover or performance, or is otherwise variable, are set out in the Data Room.

EXECUTION VERSION

26.4
(a)
A list of the names, jobs and full details of the terms of employment of every employee of each member of the Group who is currently entitled to a base salary at an annual rate in excess of US$300,000 (or equivalent in local currency) per annum, and of every director who is also an employee (together “Senior Employees” and each a “Senior Employee”), is set out in the Data Room together with a copy of their service agreement.

(b)	A list of the names, job titles and salaries of every other employee of the Group is set out in the Data Room.
(c)
The Data Room contains a copy of the standard contract of employment of every member of the Group, and no employees of any member of the Group are employed on terms which materially differ to those standard contracts.  The Disclosure Letter contains a copy of all staff handbooks and all applicable employment-related policies and procedures currently in use by the Group.

(d)
So far as the Seller is aware, save as Disclosed, there is no employment contract with any member of the Group that provides for a minimum notice period on a termination of employment without cause by the employing company which is greater than three months.

(e)
So far as the Seller is aware, there are no terms or conditions of employment (whether contractual or not) for any employee of each member of the Group which are in any way linked to or dependent on the transaction contemplated by this Agreement.

26.5
All transaction bonuses and/or any other payments which are conditional on the transaction contemplated under this Agreement (which are not reflected in the Management Accounts) for employees of each member of the Group (including the full aggregate amount of such transaction bonuses which will be payable to relevant employees of the Group upon consummation of the Transaction) have been Disclosed in folder 8.6 of the Data Room.

26.6
Since the Effective Date, so far as the Seller is aware, no change has been made, announced or proposed to the emoluments or other terms of engagement of any Senior Employee, and no such change is due or expected within six months from the date of this Agreement, and the employing or engaging company is under no obligation to make such a change (with or without retrospective operation).

26.7	There are no share option or other share-related incentive schemes applicable to any Senior Employee.
26.8	The Disclosure Letter contains, in respect of every Senior Employee, details and rules for:
(a)	all profit sharing, bonus, commission or other incentive schemes; and
(b)	any other scheme under which pay varies (other than normal overtime).
26.9
So far as the Seller is aware, there is no material obligation or amount due to or in respect of any Senior Employee or former Senior Employee in connection with or arising from their employment or engagement, which is in arrear or unsatisfied at the date of this Agreement (other than their normal salary, wages or fees or reimbursement of expenses for the current month).

26.10

EXECUTION VERSION

(a)
So far as the Seller is aware, no trade union, works council, staff association or other body representing employees is recognised in any way for bargaining, information or consultation purposes by any member of the Group and there are no outstanding applications for recognition or information and consultation rights.

(b)
There are no agreements, customs, practices or arrangements (whether legally binding or not) concluded by or in respect of any member of the Group for collective bargaining or recognition with any trade union, works council, staff association or other representative body.

(c)
Within the three years preceding the date of this Agreement no member of the Group has been engaged or involved in any trade dispute (as defined in section 218 Trade Union & Labour Relations (Consolidation) Act 1992) with any trade union, staff association or any other body, so far as the Seller is aware no such dispute is pending or has been threatened in writing, and so far as the Seller is aware there are no circumstances which could or might give rise to any such dispute.

(d)	So far as the Seller is aware, no industrial action, official or unofficial, is now occurring or has been threatened in writing against any member of the Group.
26.11
So far as the Seller is aware, there are no material claims existing or threatened in writing in relation to any member of the Group by or in respect of any current or former employees, workers, consultants or other personnel in respect of their employment or any other matter arising from their employment or its termination.

26.12
So far as the Seller is aware, each member of the Group has at all times materially complied with the terms of all relevant contracts of employment, benefit or bonus schemes and all applicable laws,  collective agreements, orders, declarations and awards relevant to their current and former employees, workers, consultants and/or other personnel which includes, for the avoidance of doubt, those provisions of the Maritime Labour Convention which are mandatory.

26.13	So far as the Seller is aware, no member of the Group has undertaken any redundancy process within the two years preceding the date of this Agreement.
26.14
The Disclosure Letter contains material details of any policy, practice, arrangement or agreement pursuant to which any employee of any member of the Group would, on the termination of his/her employment by reason of redundancy (or analogous concept in non-UK jurisdictions), be entitled to or have an expectation of being paid a redundancy or severance payment in excess of the minimum provided under applicable law.

26.15
In the last two years, each member of the Group has complied with its obligations to inform and consult with trade unions and other representatives of workers and to send notices to the Secretary of State pursuant to sections 188 to 194 of the Trade Union & Labour Relations (Consolidation) Act 1992.

26.16
So far as the Seller is aware, no member of the Group has within the two years preceding the date of this Agreement entered into any agreement which involved it acquiring or disposing of any undertaking or part of one such that the Transfer of Undertakings (Protection of Employment) Regulations 2006 (the “TUPE Regulations”) applied.

26.17
So far as the Seller is aware, no member of the Group participates in any pension or retirement plan or scheme under which retirement benefits are calculated on a defined benefit basis (other than any government-mandated schemes or plans).

EXECUTION VERSION

26.18	So far as the Seller is aware, each member of the Group is in compliance with its statutory pension automatic enrolment obligations.
26.19
The Data Room contains material details of any pension or retirement scheme or plan which has been established by any member of the Group or in which any member of the Group participates (other than any pension or retirement arrangement which are established by government in any jurisdiction in which any member of the Group is required to participate or contribute).

26.20
Mr. Keisuke Tsukamoto ("Mr. Tsukamoto") is no longer on secondment at Seajacks International Limited, and there are no sums due or accruing to Mr. Tsukamoto or Marubeni, in connection with the same, save in relation to (i) the Secondee Income Tax Adjustment and, (ii) the KT Outstanding Balance.

27.	Tax
The Accounts and Tax
27.1
Each member of the Group has duly and punctually paid all material Tax which it has become liable to pay and is not under any liability to pay any penalty, interest, surcharge or fine in connection with any such Tax. The amounts shown in respect of deferred Tax in respect of each member of the Group in the Accounts were, at the Accounts Date, fully in accordance with applicable accounting standards and generally accepted accounting practice.

27.2	Each member of the Group has:
(a)
made or caused to be made, (in accordance with all applicable procedural and administrative requirements), all material Tax returns which have been required to be made and such returns are and remain accurate in all material respects;

(b)
supplied or caused to be supplied to the relevant Tax Authority (in accordance with all applicable procedural and administrative requirements), all information which has been required to be supplied to any Tax Authority; and

(c)	not become liable to pay, or done or failed to do anything which could cause it to become liable to pay, any penalty, surcharge, fine or interest in respect of Tax.
27.3	Since the Accounts Date:
(a)	no accounting period for the purpose of any corporate income tax of any member of the Group has ended; and
(b)	no event has occurred which, had it been planned or predicted at the Accounts Date, would have changed any amount shown, or caused any amount to be shown, in respect of deferred Tax in the Accounts.
27.4
Each member of the Group has duly made or submitted all claims, disclaimers, withdrawals of claims, elections, consents or other similar documents which have been assumed to have been made or submitted for the purposes of the Accounts and no member of the Group has made any election which could affect the Tax treatment after the Accounts Date of any transaction whether entered into before, on or after the Accounts Date.

27.5
There are no liens, charges or other forms of security interest on or over the shares in the capital of any member of the Group, or on or over any of the assets owned by any member of the Group, in either case in favour of a Tax Authority or other person in respect of Tax.

EXECUTION VERSION

27.6
Each member of the Group has made all material deductions in respect, or on account, of any Tax from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted. No member of the Group has received any notice from any Tax Authority which required or will or may require such member to withhold any amount for or on account of Tax from any payment made since the Accounts Date.

27.7
No arrangements have been made under which any member of the Group is or could become liable to make any material payment to any person in respect of any Tax-sharing arrangements, any joint liability for any Tax, or any liability which is chargeable directly or primarily against any person other than a member of the Group.

27.8
No member of the Retained Group has since the Accounts Date taken, or (as far as the Seller is aware) has the power to take after Completion, any action in relation to any Tax matter (including, without limitation, the filing of any return or the making of any claim, election or allocation for Tax purposes) affecting the Tax position of any member of the Group, except to the extent that the result of such action is reflected in the Accounts and/or contemplated under the Tax Covenant.

Tax Status and Conduct
27.9
No member of the Group is currently under any audit, examination or enquiry by a Tax Authority that could result in the assessment of any material amount of Tax and the Seller is not aware that any Tax Authority intends to commence any such non-routine audit, examination or enquiry.  The Seller is not aware of any outstanding or contemplated dispute or disagreement with any Tax Authority. No written notice has been served by any Tax Authority on any member of the Group pursuant to any statutory regime relating to the avoidance of Tax or the conduct of Tax affairs (including, without limitation, any failure to co-operate with a Tax Authority).

27.10
One or more members of the Group has sufficient records relating to past events, including any elections made, to calculate the Tax liability or relief which would arise on any disposal or other realisation of any asset owned at the Accounts Date by any member of the Group or acquired by any such member since that date.

27.11
The amount of Tax chargeable on any member of the Group during any current accounting period or any accounting period ending on or within the six years preceding the date of this Agreement has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Tax Authority.

27.12
No member of the Group has entered into any scheme, transaction or arrangement a main or dominant purpose or object of which was the avoidance or deferral of, or the obtaining of a reduction in or other advantage in respect of, Tax.

27.13	No member of the Group is or has ever been a close company as defined in CTA 2010.
27.14
No member of the Group has taken advantage of any arrangements made available for the deferral of payments of Tax, whether in respect of the impact of measures taken in response to COVID-19 or otherwise.

27.15
Each member of the Group is resident for Tax purposes solely in the place identified as its jurisdiction of Tax residence in Attachment 1 (Basic Information about the Company and Subsidiaries) and does not have a permanent establishment in any other jurisdiction, and no Group Company carries on any activity that renders it liable to Tax in any other jurisdiction.

Stamp Duties
27.16
All documents that may be necessary in proving the title of any member of the Group to any asset (i) which is owned by any member of the Group and on which stamp duty or any other transfer, registration or documentary Tax is chargeable and (ii) which are in the possession of any member

EXECUTION VERSION

of the Group (or by virtue of which any member of the Group has any right) have been duly stamped (or, as the case may be, such transfer, registration or documentary Tax has been duly paid).
Value Added Tax and Customs Duties
27.17
Each member of the Group has complied, in all material respects, with the terms of all legislation, rules and regulations in relation to value added tax, customs duties or other similar duties and other similar Taxes and all notices, provisions and conditions made or issued thereunder including the terms of any agreement reached with any Tax Authority, and all such material Taxes (including upon the importation of goods or in respect of any assets (including trading stock) imported, owned or used by any member of the Group) which a member of the Group has become liable to pay have been paid in full.

27.18
Each member of the Group has made, given, obtained and kept correct and up to date returns, records, invoices and other documents required for the purposes of all legislation, rules and regulations in relation to VAT and is not in arrears with any payments or returns due and has not been required by any Tax Authority to give security for the payment of any VAT that is or may become due.

27.19
The Disclosure Letter contains full details of the VAT group registration, of which Seajacks International Limited is the representative member, including details of each company which has, or has been, in the period of six years ending with the date of this agreement, a member of that group.

Intra-Group Transactions and Arrangements
27.20	No member of the Group has, at any time within the last six years, entered into any agreement, arrangement or transaction which was not on arm’s length terms.
27.21
In relation to each agreement, arrangement or transaction entered into by any member of the Group, such member of the Group has retained records, contemporaneous documents and other evidence sufficient to satisfy any requirement to demonstrate that the relevant agreement, arrangement or transaction to which it was a party was entered into on arm’s length terms, in each case to the extent required to be retained by any relevant law.

27.22
No member of the Group has, or has at any time had, its Tax affairs dealt with on a consolidated basis or is, or has at any time been, party to any Tax sharing arrangement (including without limitation any arrangement under which Tax losses or Tax reliefs are surrendered or claimed).

Preventing Facilitation of Tax Evasion
27.23
The internal procedures of each member of the Group are, where applicable, in accordance with the requirements of the Criminal Finances Act 2017 (and any guidance or regulations made thereunder) and all other applicable anti-tax evasion facilitation obligations and requirements, whether in the UK or elsewhere (together, the “Evasion Facilitation Rules”).

27.24
No penalties have been received by any member of the Group with respect to a breach of the requirements of the Evasion Facilitation Rules and no member of the Group has received any written notification that it is in breach of the requirements of the Evasion Facilitation Rules.

Remuneration
27.25
The Disclosure Letter contains details of any payments or loans made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee (or anyone linked with such employee or former employee) of a member of the Group by an employee benefit trust or another third party, falling within the provisions of Part 7A of the Income Tax (Earnings and Pensions) Act 2003.

EXECUTION VERSION

Completion, etc.
27.26
None of the entering into of this Agreement, the satisfaction of any of the conditions set out in Schedule 1 (Conditions to Completion), or the taking place of Completion will give rise to any de-grouping Tax liability for any member of the Group.

The payment or issuance of the Consideration will not give rise to any obligation to account for National Insurance Contributions or income tax and/or PAYE.

EXECUTION VERSION
Part B – Purchaser's Parent Warranties
Organisation
1.
The Purchaser's Parent is a corporation duly incorporated and validly existing under the laws of the Republic of the Marshall Islands and the Purchaser is a company organised under the laws of Bermuda, and each has the requisite power and authority to own its properties and to carry on its business as now being conducted.  Each of the Purchaser's Parent and the Purchaser is duly qualified as a foreign entity to do business in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse change on the Purchaser's Parent and its subsidiaries.  As at the date of this Agreement, the Purchaser's Parent has complied in all material respects with rules and regulations of the NYSE in connection with its securities listed for trading on the NYSE.

Authorisation; Enforcement; Validity
2.
Each of the Purchaser's Parent and the Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement, and the Shareholders Agreement, the Registration Rights Agreement and the Warrant to which it is party, and to consummate the transactions contemplated thereby, including the issuance of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares in accordance with the terms hereof.  The execution and delivery of this Agreement by the Purchaser's Parent and the Purchaser and the consummation by the Purchaser's Parent and the Purchaser of the transactions contemplated hereby, including, without limitation, the issuance of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares, have been duly authorised by the boards of directors of the Purchaser's Parent's and the Purchaser and no further filing, consent, or authorisation is required by the Purchaser's Parent, its board of directors or its shareholders or by the Purchaser, its board of directors or its shareholder.  Neither the Seller or the Seller’s Parent will become an Interest Shareholder with the meaning Article K of the Amended and Restated Articles of Incorporation of Purchaser’s Parent as a result of the consummation of the transactions contemplated hereby, including, without limitation, the issuance of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares. This Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Warrant, when duly executed and delivered by the Purchaser's Parent and the Purchaser, will constitute legal, valid and binding obligations of the Purchaser's Parent, and the Purchaser enforceable against the Purchaser's Parent and the Purchaser in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganisation, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

Issuance of Securities
3.
The Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares are duly authorised and, when issued in accordance with the terms of this Agreement and the Warrant or the Consideration Preferred Shares, if applicable, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens, and shall not be subject to pre-emptive or similar rights.  The number of Parent Common Shares issuable as part of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares or on exercise of the Warrant, and the Additional Consideration Shares have been reserved for issuance out of the authorized but unissued common shares of Purchaser’s Parent. No stamp duty, stock exchange tax, value-added tax, withholding tax or any other similar duty or tax is payable in the United States, the Republic of the Marshall Islands or the Principality of Monaco,

EXECUTION VERSION

or any political subdivision thereof, or to any authority therein having power to tax, in connection with the execution, delivery or performance of this Agreement by the parties hereto or the issuance or delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares.
No Conflicts
4.
The execution, delivery and performance of this Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Warrant by the Purchaser's Parent and the Purchaser, and the consummation by the Purchaser's Parent and the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the Amended and Restated Articles of Incorporation of the Purchaser's Parent, or the Amended and Restated Bylaws of the Purchaser's Parent or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser's Parent or the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Purchaser's Parent or the Purchaser or by which any of their respective properties or assets is bound or affected, except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a material adverse change on the Purchaser's Parent and its subsidiaries.

Filings, Consents and Approvals
5.
Neither the Purchaser's Parent nor the Purchaser is required to obtain any consent, authorisation, or order of or make any filing or registration with any Governmental Entity or self-regulatory organisation or any other Person in order for it to execute, deliver or perform any of its obligations under this Agreement, the Shareholders Agreement, the Registration Rights Agreement or the Warrant in accordance with the terms hereof or thereof, except for (i) the filing of the resale registration statement with the Commission and, if required, FINRA, as contemplated by the Registration Rights Agreement, (ii) such consents, authorisations, orders, filings or registrations which have been obtained or will have been obtained prior to Completion or (iii) where the failure to obtain such consent, authorisation or order would not, individually or in the aggregate, reasonably be expected to result in a material adverse change on the Purchaser's Parent and its subsidiaries.  As used in this Part B of Schedule 3 (Warranties), (i) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organisation, and a Governmental Entity (as defined below) or any other legal entity and (ii) "Governmental Entity" means the government of the United States, the SEC or any other nation, or any political subdivision thereof, whether state, provincial or local, or any agency (including any self-regulatory agency or organisation), authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administration powers or functions of or pertaining to government over the Purchaser's Parent or any of its subsidiaries, or any of their respective properties, assets or undertakings.

SEC Reports; Financial Statements
6.
The Purchaser's Parent has filed all reports required to be filed by it under the Securities Act of 1933, as amended (the "1933 Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof on a timely basis.  As of their respective dates, all materials filed by the Purchaser's Parent with the United States Securities and Exchange Commission (the "SEC"), whether or not so required to have been filed (collectively, the "SEC Reports"), complied in all material respects with the requirements of the 1933 Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a

EXECUTION VERSION

material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Purchaser's Parent included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Purchaser's Parent and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
No Adverse Change
7.
Save for the consummation of this Transaction and any matter which has been disclosed in writing to the Sellers, since the date of the most recent audited financial statements included in the SEC Reports, (i) there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise), or prospects of the Purchaser's Parent and its subsidiaries taken as a whole, whether or not occurring in the ordinary course of business, and (ii) there has not been any material transaction entered into or any material transaction that is probable of being entered into by the Purchaser's Parent or its subsidiaries, other than transactions in the ordinary course of business and changes and developments referred to in limb (i) of this paragraph, above, and transactions referred to in limb (ii) of this paragraph, above, in each case described in the SEC Reports, as each may be amended or supplemented.

Capitalization
8.
The number of shares and type of all authorised, issued and outstanding capital stock, options and other securities of the Purchaser's Parent (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Purchaser's Parent) is described in the SEC Reports.  The Purchaser's Parent has not issued any capital stock since the date of its most recently filed SEC Report that contains the number of outstanding Shares of the Purchaser's Parent other than to reflect stock option and warrant exercises that do not, individually or in the aggregate, have a material effect on the issued and outstanding capital stock, options and other securities.  No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement, the Shareholders Agreement, the Registration Rights Agreement or the Warrant that have not been effectively waived as of the Completion Date.  Except as a result of the issuance, sale and delivery of the Consideration Shares and the Post-Closing Common Shares, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Parent Common Shares, or contracts, commitments, understandings or arrangements by which the Purchaser's Parent or any subsidiary is or may become bound to issue additional Parent Common Shares.  The issuance, sale and delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, and the Additional Consideration Shares will not obligate the Purchaser's Parent to issue Parent Common Shares or other securities to any Person (other than the Sellers) and will not result in a right of any holder of securities of the Purchaser's Parent to adjust the exercise, conversion, exchange or reset price under any of such securities.  All of the outstanding shares of capital stock of the Purchaser's Parent are validly issued, fully paid and nonassessable, have been issued in compliance with all applicable U.S. federal and state securities laws, and none of such outstanding shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorisation of any shareholder,

EXECUTION VERSION

the board of directors of the Purchaser's Parent or others is required for the issuance and sale of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, or the Additional Consideration Shares.  Except as set forth in the SEC Reports, there are no shareholders agreements, voting agreements or other similar agreements with respect to the capital stock of the Purchaser's Parent to which the Purchaser's Parent is a party or, to the knowledge of the Purchaser's Parent, between or among any of the shareholders of the Purchaser's Parent.
All Licenses
9.
Except as would not, individually or in the aggregate, have a material adverse change on the Purchaser's Parent and its subsidiaries, the Purchaser's Parent and its subsidiaries (i) hold all licenses, registrations, certificates and permits from governmental authorities (collectively, "Governmental Licenses") which are necessary to the conduct of their business, (ii) are in compliance with the terms and conditions of all Governmental Licenses, and all Governmental Licenses are valid and in full force and effect, and (iii) have not received any written or other notice of proceedings relating to the revocation or modification of any Governmental License.

Money Laundering
10.
The operations of the Purchaser's Parent and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of jurisdictions where the Purchaser's Parent and its subsidiaries conduct business, the applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Purchaser's Parent or any or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser's Parent, threatened.

OFAC
11.
Neither the Purchaser's Parent nor, to the knowledge of the Purchaser's Parent, any director, officer, agent, employee, affiliate or representative of the Purchaser's Parent or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") or any similar sanctions imposed by any other body, governmental or other, to which the Purchaser's Parent or any of its subsidiaries is subject (collectively, "other economic sanctions"); and the Purchaser's Parent will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC or other economic sanctions.

FCPA
12.
Neither the Purchaser's Parent nor any of its subsidiaries nor any director, officer, or, to the knowledge of the Purchaser's Parent, agent, employee, affiliate or other person associated with or acting on behalf of the Purchaser's Parent or any of its subsidiaries:  (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity:  (ii) has made any direct or indirect unlawful contribution or payment to any official of, or candidate for, or any employee of, any U.S. federal, state or foreign office from corporate funds; (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) is aware of or has taken any action, directly or

EXECUTION VERSION

indirectly, that would result in a violation by such Persons of the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions ("OECD Convention"), the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA"), the Bribery Act or any similar law or regulation to which the Purchaser's Parent, any of its subsidiaries, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Purchaser's Parent or any of its subsidiaries is subject.  The Purchaser's Parent, its subsidiaries and their affiliates have each conducted their businesses in compliance with the FCPA, the Bribery Act and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
Litigation
13.
There is no Action (as defined below) which (i) adversely affects or challenges the legality, validity or enforceability of any of this Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Warrant or the Consideration Shares or (ii) except as disclosed in the SEC Reports, is reasonably likely to have a material adverse change on the Purchaser's Parent and its subsidiaries, individually or in the aggregate, if there were an unfavourable decision.  Neither the Purchaser's Parent nor any subsidiary of the Purchaser's Parent, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under U.S. federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Purchaser's Parent there is not pending or contemplated, any investigation by the SEC involving the Purchaser's Parent or any current or former director or officer of the Purchaser's Parent.  The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Purchaser's Parent or any of its subsidiaries under the Exchange Act or the 1933 Act.  For purposes of this Part B of Schedule 3 (Warranties), "Action" means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the knowledge of the Purchaser's Parent, threatened in writing against the Purchaser's Parent, any subsidiary of the Purchaser's Parent or any of their respective properties or any officer, director or employee of the Purchaser's Parent or any subsidiary of the Purchaser's Parent acting in his or her capacity as an officer, director or employee before or by any U.S. federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

Compliance with Laws
14.
The business of the Purchaser's Parent and its subsidiaries has been and is presently being conducted in compliance with all applicable U.S. federal, state, local and foreign governmental laws, rules, regulations and ordinances, except for such non-compliance which, individually or in the aggregate, would not have a material adverse change on the Purchaser's Parent and its subsidiaries.  Neither the Purchaser's Parent nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Purchaser's Parent or any of its subsidiaries, except in all cases for possible violations which could not, individually or in the aggregate, have a material adverse change on the Purchaser's Parent and its subsidiaries.

Environmental Laws
15.
Except in each case as otherwise disclosed in the SEC Reports, except as would not, individually or in the aggregate, have a material adverse change on the Purchaser's Parent and its subsidiaries:  (i) the Purchaser's Parent and each of its subsidiary have complied and are in compliance, in all material respects, with all applicable U.S. federal, state, local, foreign and international laws and international conventions (including the common law), statutes, rules,

EXECUTION VERSION

regulations, orders, judgments, decrees or other legally binding requirements of any court, administrative agency or other governmental authority relating to pollution or to the protection of the environment, natural resources or human health or safety, or to the manufacture, use, generation, treatment, storage, disposal, release or threatened release of hazardous or toxic substances, pollutants, contaminants or wastes, or the arrangement for such activities ("Environmental Laws"); (ii) the Purchaser's Parent and each of its subsidiaries have obtained and are in compliance, in all material respects, with all permits, licenses, authorisations or other approvals required of them under Environmental Laws to conduct their respective businesses and are not subject to any action to revoke, terminate, cancel, limit, amend or appeal any such permits, licenses, authorisations or approvals; (iii) neither the Purchaser's Parent nor any of its subsidiaries is a party to any judicial or administrative proceeding (including a notice of violation) under any Environmental Laws (a) to which a governmental authority is also a party and which involves potential monetary sanctions, unless it could reasonably be expected that such proceeding will result in monetary sanctions of less than US$100,000, or (b) which is otherwise material; and no such proceeding has been threatened or is known to be contemplated; (iv) neither the Purchaser's Parent nor any of its subsidiaries has received notice or is otherwise aware of any pending or threatened material claim or potential liability under Environmental Laws in respect of its past or present business, operations (including the disposal of hazardous substances at any off-site location), facilities or real property (whether owned, leased or operated) or on account of any predecessor or any person whose liability under any Environmental Laws it has agreed to assume; and neither the Purchaser's Parent nor any of its subsidiaries is aware of any facts or conditions that could reasonably be expected to give rise to any such claim or liability; and (v) neither the Purchaser's Parent nor any of its subsidiaries is aware of any matters regarding compliance with existing or reasonably anticipated Environmental Laws, or with any liabilities or other obligations under Environmental Laws (including asset retirement obligations), that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Purchaser's Parent and its subsidiaries.  In the ordinary course of its business, the Purchaser's Parent reviews the effect of Environmental Laws on the business, operations and properties of the Purchaser's Parent and its subsidiaries.  On the basis of such review, the Purchaser's Parent has reasonably concluded that the Purchaser's Parent has not incurred any costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a material adverse change on the Purchaser's Parent and its subsidiaries.
Internal Accounting
16.
The Purchaser's Parent and its subsidiaries maintain systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management's general or specific authorisation; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorisation; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no material weaknesses in the internal control of the Purchaser's Parent over financial reporting, and there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control of the Purchaser's Parent over financial reporting since the respective dates as of which information is given in the SEC Reports.  The auditors

EXECUTION VERSION

of Purchaser's Parent and the board of directors of the Purchaser's Parent have been advised of:  (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which have adversely affected or are reasonably likely to adversely affect the ability of the Purchaser's Parent to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Purchaser's Parent over financial reporting.
Transactions with Affiliates
17.
Except as disclosed in the SEC Reports, there are no loans, leases, agreements, contracts, royalty agreements, management contracts, service arrangements or other continuing transactions exceeding US$120,000 between (a) the Purchaser's Parent or any of its subsidiary, on the one hand, and (b) any Person who would be covered by Item 404(a) of Regulation S-K, on the other hand.  Except as disclosed in the SEC Reports, there are no outstanding amounts payable to or receivable from, or advances by the Purchaser's Parent or any of its subsidiaries to, and neither the Purchaser's Parent nor any of its subsidiaries is otherwise a creditor of or debtor to, any director, employee or affiliate of the Purchaser's Parent or any of its subsidiaries, other than (i) reimbursement for reasonable expenses incurred on behalf of the Purchaser's Parent or any of its subsidiaries or (ii) as part of the normal and customary terms of such Persons' employment or service as a director with the Purchaser's Parent or any of its subsidiaries.

Taxes
18.
The Purchaser's Parent (i) has filed all income and other material tax returns required to be filed or has duly requested extensions thereof, except for those the failure of which to file would not have a material adverse change on the Purchaser's Parent and its subsidiaries, (ii) has paid all taxes due and payable for which it is liable, except to the extent that any such taxes are being contested in good faith and by appropriate proceedings and adequate reserves have been established on the Purchaser's Parent financial statements, except for such taxes the failure of which to pay would not have a material adverse change on the Purchaser's Parent and its subsidiaries, (iii) has withheld and paid all taxes required to have been withheld and paid to the appropriate Governmental Entity, (iv) does not have any tax deficiency or claims outstanding or assessed or, to the knowledge of the Purchaser's Parent, proposed against it which would have a material adverse change on the Purchaser's Parent and its subsidiaries, (v) has never received any claim or notice from a jurisdiction in which it does not file tax returns that it is required to file a tax return in such jurisdiction, (vi) is, and has been for the last six (6) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has complied with all reporting requirements establishing such exemption in accordance with the Treasury Regulations interpreting Section 883 of the Code, and (vii) is not and has never engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b), Section 882(a) or Section 887(b) of the Code, or treated as or considered to be so engaged under Section 882(d) or Section 897 of the Code or otherwise.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the Purchaser's Parent has no knowledge of any basis for any such claim. Completion will not give rise to any payment (or acceleration of vesting) of any amounts of benefits that will be an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code and no U.S. Senior Executive Officer will be entitled  as a result of the transactions contemplated by this Agreement (including the Completion) to a gross up of  any taxes owed by the U.S. Senior Executive Officer as a result of any payment (or acceleration of vesting) of any amounts of benefits received as a result of the transactions contemplated by this Agreement, including for the payment of any excise taxes payable under Sections 280G and 4999 of the Code; provided, however, that notwithstanding the foregoing and any resulting breach of the preceding portion of this sentence, in the event any “excess parachute payment”

EXECUTION VERSION

were to arise, the provisions of Section 6(g) of the U.S. Senior Executive Officer’s employment agreement would apply.
No General Solicitation
19.
None of the Purchaser's Parent, any of its affiliates or any Person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D, as promulgated under the 1933 Act) in connection with the offer, sale or delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares or the Post-Closing Common Shares.

No Integrated Offering
20.
None of the Purchaser's Parent, any of its affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares or the Post-Closing Common Shares under the 1933 Act or cause the issuance, sale or delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares or the Post-Closing Common Shares to be integrated with prior offerings of the securities of the Purchaser's Parent for purposes of the 1933 Act.  None of the Purchaser's Parent, its affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares or the Post-Closing Common Shares under the 1933 Act or cause the issuance, sale or delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares or the Post-Closing Common Shares to be integrated with other offerings.

Private Placement
21.
Assuming the accuracy of the Sellers' representations contained herein, no registration under the 1933 Act is required for the offer, sale or delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares or the Post-Closing Common Shares by the Purchaser's Parent to the Sellers hereunder.  The issuance, sale and delivery of the Consideration Shares, the Parent Common Shares issuable on conversion of the Consideration Preference Shares, the Additional Consideration Shares and the Post-Closing Common Shares hereunder does not contravene the rules and regulations of the NYSE.

No Directed Selling Efforts
22.
None of the Purchaser's Parent, any of its affiliates, or any Person acting on their behalf has, directly or indirectly, engaged or will engage in any directed selling efforts within the meaning of Regulation S.

Employment Agreements
23.
The Purchaser’s Parent represents that, effective as of Completion, (i) each U.S. Senior Executive Officer will be employed pursuant to an employment agreement that supersedes his existing employment agreement and provides, among other terms and conditions, for the waiver of the payment of (x) base salary for calendar year 2022, 2023 and 2024, and (y) annual bonus payments for each of calendar year 2021, 2022, 2023 and 2024 and (ii) each Senior

EXECUTION VERSION

Executive Officer will be employed pursuant to an employment agreement that supersedes their existing agreements and provides, among other terms and conditions, that upon the occurrence of (x) a “Change in Control” (which, among other terms and conditions, includes the acquisition by a person or group of persons of 25% or more of the outstanding voting power of Purchaser’s Parent’s securities) and (y) the involuntary termination of the Senior Executive Officer’s employment by the Purchaser without “Cause” or the Senior Executive Officer’s resignation for “Good Reason” within one (1) year of the closing of the transaction giving rise to the Change in Control, then, subject to the Senior Executive Officer executing and not revoking a release of claims in favor of the Purchaser, such Senior Executive Officer will be entitled to a lump sum double trigger payment equal to a fixed bonus (which shall be no larger than the fixed bonus to which the Senior Executive Officer is entitled under his existing employment agreement) and three times (3x) his base salary plus an additional amount equal to two and a half times (2.5x) his base salary.

EXECUTION VERSION
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